SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey

Vice President-Finance and Treasurer

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa 50010

(515) 239-6364

(Name, Address and Telephone Number

of Person Authorized to Receive Notices)

With Copies To:

James W. Kapp, Jr., Esq. Spencer Fane Britt & Browne LLP 1000 Walnut Street, Suite 1400 Kansas City, Missouri 64106-2140 Telephone: (816) 292-8141	Oliver Edwards, Esq. Haight Gardner Holland & Knight, A law office of Holland & Knight, LLP 195 Broadway New York, New York 10007 Telephone: (212) 513-3406

March 14, 2001

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of '  240.13d-1(e), ' 240.13d-1(f) or ' 240.13d-1(g), check the following box.9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Danfoss Murmann Holding A/S
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,603,462*
	8	Shared Voting Power 6,812,500*
	9	Sole Dispositive Power 18,241,962*
	10	Shared Dispositive Power 6,812,500*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 74.7%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Klaus H. Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,225
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 128,225
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,181,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :**
13	Percent of Class Represented by Amount in Row (11) 76.3%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

** The amount in Row (11) excludes 267,100 shares owned by Hannelore Murmann, Klaus H. Murmanns spouse, over which Klaus H. Murmann has no voting or dispositive power; 2,000 shares owned by Nicola Keim, Klaus H. Murmanns daughter, over which Klaus H. Murmann has no voting or dispositive power; and 2,000 shares owned by Sven Murmann, Klaus H. Murmanns son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Klaus Murmann & Co. KG
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sauer Holding GmbH, f/k/a K. Murmann Verwaltungsgesellschaft mbH
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sauer GmbH
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 112,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 112,500
	10	Shared Dispositive Power 10,361,500*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,474,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 22.1%*
14	Type of Reporting Person (See Instructions) CO

* See item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person EMF Europäische Marketing und Finanzmanagement AG
2	Check the Appropriate Box if a Member of a Group (a) 9 (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 525,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 525,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 525,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person (See Instructions) CO

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Hannelore Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 267,100
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 267,100
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,320,562*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :**
13	Percent of Class Represented by Amount in Row (11) 76.6%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

** The amount in Row (11) excludes 128,225 shares of Sauer Common Stock owned by Klaus H. Murmann, Hannelore Murmanns spouse, over which Hannelore Murmann has no voting or dispositive power; 2,000 shares owned by Nicola Keim, Hannelore Murmanns daughter, over which Hannelore Murmann has no voting or dispositive power; and 2,000 shares owned by Sven Murmann, Hannelore Murmanns son, over which Hannelore Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sven Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,000
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 2,000
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,055,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Nicola Keim
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,000
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 2,000
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,055,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ulrike Murmann-Knuth
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jan Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
11	Percent of Class Represented by Amount in Row (11) 76.1%*
12	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Anja Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Christa Zoellner
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Britta Zoellner
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,053,462*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 9
13	Percent of Class Represented by Amount in Row (11) 76.1%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Danfoss A/S
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,415,962*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,415,962*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :**
13	Percent of Class Represented by Amount in Row (11) 74.7%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

** The amount in Row (11) excludes 59,000 shares owned by Jorgen Clausen, President and Chief Executive Officer of Danfoss, over which Danfoss has no voting or dispositive power.

Item 1. Security and Issuer

    The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Sauer-Danfoss Inc. (the "Sauer-Danfoss Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2800 East 13th Street, Ames, Iowa, 50010, and Krokamp 35, 24539 Neumünster, Federal Republic of Germany.

Item 2. Identity and Background

(a)    The names of the entities and natural persons filing this statement are (i) Danfoss Murmann  Holding  A/S, a corporation organized under the laws of Denmark (the "Holding Company"), (ii) Klaus  Murmann & Co. KG ("Murmann KG"), a limited partnership organized under the laws of Germany, (iii) Sauer Holding GmbH, f/k/a K. Murmann Verwaltungsgesellschaft mbH ("Sauer Holding"), a limited liability company organized under the laws of the Federal Republic of Germany, (iv) Sauer GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, (v) EMF Europäische Marketing und Finanzmanagement AG, a limited liability company organized under the laws of the Federal Republic of Germany ("EMF"), (vi) Danfoss A/S, a corporation organized under the laws of Denmark ("Danfoss" and, together with the Holding Company, Murmann KG, Sauer Holding, Sauer GmbH and EMF, the "Filing Entities"), (vii) Klaus H. Murmann, a natural person, (viii) Hannelore Murmann, a natural person, (ix) Sven Murmann, a natural person, (x) Nicola Keim, a natural person, (xi) Ulrike Murmann-Knuth, a natural person, (xii) Jan Murmann, a natural person, (xiii) Anja Murmann, a natural person, (xiv)  Christa Zoellner, a natural person, and (xv) Britta Zoellner, a natural person (all such natural persons, collectively, the "Filing Persons" and, together with the Filing Entities, the "Reporting Persons").

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the "Danfoss Control Entity").

(b) With the exception of Danfoss, the address of the principal business and the address of the principal office of each of the Filing Entities is Krokamp 35, 24539 Neumünster, Germany. The address of the principal business and the address of the principal office of Danfoss is DK-6430 Nordborg, Denmark. Klaus H. Murmann, Hannelore Murmann, Christa Zoellner and Britta Zoellner reside at Bismarckallee 24, D-24105 Kiel, Germany. Sven Murmann resides at Böttgerstr. 15, D-20148 Hamburg, Germany. Nicola Keim resides at Schmorellplatz 7, D 81545 München, Germany. Ulrike Murmann-Knuth resides at Hansastrasse 47, D-20144 Hamburg, Germany. Anja Murmann resides at 312 East 22nd, Apt. PHB, New York, New York 10010. Jan Murmann resides at Rosenthaler Strasse 40-41, D 10178 Berlin, Germany.

The address of the principal business and the address of the principal office of the Danfoss Control Entity is DK-6430 Nordborg, Denmark.

(c) Set forth on Schedule I is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Filing Entities.

Set forth on Schedule II is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Sauer-Danfoss Common Stock and has conducted no other operations or activities. The principal business of each of Murmann KG, Sauer Holding (a wholly owned subsidiary of Murmann KG) and Sauer GmbH (a wholly owned subsidiary of Sauer Holding) is asset management. The principal business of EMF (a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners) is to function as an insurance intermediary. The principal business of Danfoss is the design, manufacture and sale of industrial products. The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

Klaus H. Murmann is the Chairman of the Issuer. The principal business of the Issuer is the design, manufacture and sale of highly engineered hydraulic systems and components. The address of the Issuer is provided in Item 1 above.

The present principal occupation of Sven Murmann is Manager of Sauer Holding and Assistant Manager of HAKO Holding GmbH & Co. ("HAKO Holding"). The present principal occupation of Jan Murmann is Manager of Sauer Holding. The principal business of Sauer Holding is asset management. The principal business of HAKO Holding is indoor and outdoor maintenance and transportation, and its address is Hamburger Str. 209-239, D-23843, Bad Oldesloe, Germany. The address of Sauer Holding is provided in Item 2(b) above.

Nicola Keim is presently employed part-time in the human resources department of Bayerische HypoVereinsbank, which is located at 80311 München, Germany.

Ulrike Murmann-Knuth is a priest with the Nordelbische Evangelisch-Lutherische Kirche. The address of the Nordelbische Evangelisch-Lutherische Kirche is Daenische Strasse, Kiel, Germany.

None of Britta Zoellner, Christa Zoellner or Hannelore Murmann are presently employed. Anja Murmann is presently self-employed as a film producer. The address of Anja Murmann is provided in Item 2(b) above.

(d) During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of the Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e) During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Filing Persons is the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

    Pursuant to a Master Agreement dated as of December 21, 2000, among the Issuer, Danfoss, and the Holding Company (the "Master Agreement"), the Issuer purchased (the "Transaction") substantially all the assets relating to the mobile hydraulics sales business of Danfoss in Australia, Belgium, Brazil, Holland, Japan, Portugal, Singapore, Spain, and Switzerland (each, a "Sales Country" and collectively, the "Sales Countries"). The Transaction was undertaken as contemplated under the terms of a Stock Exchange Agreement dated as of January 22, 2000, among the Issuer, Danfoss, the Holding Company, and Sauer Holding (the "Stock Exchange Agreement"). The Transaction occurred as follows:

(a) A subsidiary of the Issuer in each Sales Country (each, a "Sauer-Danfoss Subsidiary") entered into a Purchase Agreement in substantially the form attached as Exhibit A to the Master Agreement with the subsidiary of Danfoss operating in such Sales Country (each, a "Danfoss Subsidiary").

(b) At the closing of the transactions contemplated under the Master Agreement on January 4, 2001, each Danfoss Subsidiary transferred substantially all of its assets relating to its mobile hydraulics sales business to the Sauer-Danfoss Subsidiary party to the operative Purchase Agreement. In exchange each Danfoss Subsidiary received its preliminary allocation, in cash, of the aggregate purchase price for the Transaction in accordance to the terms of the Master Agreement and based on preliminary, unaudited September 30, 2000, balance sheets of the Danfoss Subsidiaries. Each preliminary allocation was subject to adjustment based on audited year-end 2000 balance sheets mutually acceptable to the parties.

(c) On March 14, 2001, upon agreement by the parties with respect to the 2000 year-end balance sheets described in (b) above, the following transactions took place: (i) cash adjustments were paid between the Sauer-Danfoss and Danfoss Subsidiaries in each Sales Country as necessary to account for the difference between the preliminary and final balance sheets of the Danfoss Subsidiaries; (ii) the Holding Company issued 2,091,150 shares of Holding Company common stock to Danfoss in exchange for $18,297,561; and (iii) the Issuer issued 2,091,150 shares of Sauer-Danfoss Common Stock to the Holding Company in exchange for $18,297,561.

Item 4. Purpose of Transaction

(a) As described more fully in Item 3 above and as contemplated by the terms of the Stock Exchange Agreement, the Holding Company received 2,091,150 shares of Sauer-Danfoss Common Stock and issued a corresponding number of shares of the Holding Companys common stock to Danfoss.

(b) As described more fully in Item 3 above, this statement relates to certain transactions related to the acquisition by the Issuer of substantially all the assets relating to the mobile hydraulics business of the Danfoss Subsidiaries operating in the Sales Countries, pursuant to the terms of the Master Agreement.

(c) Not applicable.

(d) Pursuant to a Joint Venture Agreement dated January 22, 2000, as amended as of February 22, 2000, among Danfoss, Sauer Holding, and the Holding Company (the "Holding Company Agreement"), on May 3, 2000, the Certificate of Incorporation and Bylaws of the Issuer were amended to increase the number of directors comprising the fully constituted board of directors of the Issuer to ten. Director candidates will be identified by a two member nominating committee comprised of a representative of the Murmann family and a representative of Danfoss. The representative of each of the Murmann family and Danfoss will be entitled to identify for recommendation to the Issuers board of directors three candidates for director who may be associated or affiliated with the Murmann family or Danfoss. The representative of each of the Murmann family and Danfoss will each identify two additional candidates for director. One of the additional director candidates recommended by the representative of the Murmann family will be the Chief Executive Officer and President of the Issuer and the remaining three director candidates must be independent from and not associated or affiliated with the Murmann family or Danfoss. After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann family will be entitled to identify for recommendation to the Issuers board of directors a second independent director candidate to replace the Chief Executive Officer and President.

Additionally, pursuant to the Holding Company Agreement, on May 3, 2000, Jørgen Clausen became the Vice Chairman of the Issuers board of directors. At the time that Klaus H. Murmann ceases to act as Chairman of the Issuers board of directors and, in any event, no later than May 3, 2004, Jørgen Clausen will become the Chairman of the Issuers board of directors, holding such office until, at the latest, March 31, 2008.

(e) As described more fully in Item 3 and Item 4(a) above, on March 14, 2001, the Issuer issued 2,091,150 shares of Sauer-Danfoss Common Stock to the Holding Company.

(f) Not applicable.

(g) Except as set forth in Item 4(d) above, not applicable.

(h)-(i) Not applicable.

(j) Except as set forth above, neither the Reporting Persons nor the Danfoss Control Persons currently have any plans or proposals which relate to or would result in any of the actions described in, or similar to, the actions enumerated in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons and the Danfoss Control Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

  The Holding Company

  (a)     The Holding Company may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock. Such ownership represents 74.7% of the outstanding shares of the Issuer. The Holding Company disclaims beneficial ownership of 6,812,500 shares of Sauer-Danfoss Common Stock beneficially owned by Sauer Holding. Other than as indicated in Schedule I, to the knowledge of the Holding Company, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

  (b)     Number of shares as to which the Holding Company has:
          (i) sole power to vote or to direct the vote: 28,603,462
          (ii) shared power to vote or to direct the vote: 6,812,500
              (The Holding Company disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 18,241,962
          (iv) shared power to dispose or direct the disposition of:   6,812,500
               (The Holding Company disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

  (d)-(e) Not applicable.

  Klaus H. Murmann

  (a)     Klaus H. Murmann may be deemed to beneficially own 36,181,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.3% of the outstanding shares of the Issuer. Klaus H. Murmann disclaims beneficial ownership of 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF. Klaus H. Murmann is a general partner of Murmann KG. Sauer Holding is a wholly owned subsidiary of Murmann KG. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Danfoss and Sauer Holding.

  (b)     Number of shares as to which Klaus H. Murmann has:
          (i) sole power to vote or to direct the vote:  128,225
          (ii) shared power to vote or to direct the vote:  36,053,462
              (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 128,225
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Klaus H. Murmann.

  (d)-(e) Not applicable.

  Murmann KG

  (a)     Murmann KG may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Murmann KG disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 6,812,500 are beneficially owned by Sauer Holding, (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF. Sauer Holding is a wholly owned subsidiary of Murmann KG. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Danfoss and Sauer Holding. Other than as indicated in Schedule I, to the knowledge of Murmann KG, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann KG.

  (b)     Number of shares as to which Murmann KG has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Murmann KG disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Murmann KG disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann KG or any of the persons named on Schedule I associated with Murmann KG.

  (d)-(e) Not applicable.

  Sauer Holding

  (a)     Sauer Holding may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Sauer Holding disclaims beneficial ownership of 29,240,962 shares of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 18,241,962 are beneficially owned by the Holding Company, and (iii) 525,000 are beneficially owned by EMF. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Sauer Holding and Danfoss. Other than as indicated in Schedule I, to the knowledge of Sauer Holding, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer Holding.

  (b)     Number of shares as to which Sauer Holding has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
               (Sauer Holding disclaims beneficial ownership of 29,240,962 of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
                (Sauer Holding disclaims beneficial ownership of 29,240,962 of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer Holding or any of the persons named on Schedule I associated with Sauer Holding.

  (d)-(e) Not applicable.

  Sauer GmbH

  (a)     Sauer GmbH beneficially owns 10,474,000 shares of Sauer-Danfoss Common Stock, of which 10,361,500 may be deemed beneficially owned by the Holding Company. Such ownership represents approximately 22.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of Sauer GmbH, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer GmbH.

  (b)     Number of shares as to which Sauer GmbH has:
          (i) sole power to vote or to direct the vote: 112,500
          (ii) shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of: 112,500
          (iv) shared power to dispose or to direct the disposition of: 10,361,500

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer GmbH or any of the persons named on Schedule I associated with Sauer GmbH.

  (d)-(e) Not applicable.

  EMF

  (a)     EMF beneficially owns 525,000 shares of Sauer-Danfoss Common Stock. Such ownership represents approximately 1.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of EMF, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with EMF.

  (b)     Number of shares as to which EMF has:
          (i) sole power to vote or to direct the vote: 525,000
          (ii) shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of:  525,000
          (iv) shared power to dispose or to direct the disposition of: 0

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by EMF or any of the persons named on Schedule I associated with EMF.

  (d)-(e) Not applicable.

  Hannelore Murmann

  (a)     Hannelore Murmann may be deemed to beneficially own 36,320,562 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.6% of the outstanding shares of the Issuer. Hannelore Murmann disclaims beneficial ownership of 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Hannelore Murmann has:
          (i) sole power to vote or to direct the vote: 267,100
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Hannelore Murmann disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 267,100
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Hannelore Murmann disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Hannelore Murmann.

  (d)-(e) Not applicable.

  Sven Murmann

  (a)     Sven Murmann may be deemed to beneficially own 36,055,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Sven Murmann disclaims beneficial ownership of 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Sven Murmann has:
          (i) sole power to vote or to direct the vote: 2,000
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Sven Murmann disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 2,000
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Sven Murmann disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sven Murmann.

  (d)-(e) Not applicable.

  Nicola Keim

  (a)     Nicola Keim may be deemed to beneficially own 36,055,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Nicola Keim disclaims beneficial ownership of 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Nicola Keim has:
          (i) sole power to vote or to direct the vote: 2,000
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Nicola Keim disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 2,000
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Nicola Keim disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Nicola Keim.

  (d)-(e) Not applicable.

  Ulrike Murmann-Knuth

  (a)     Ulrike Murmann-Knuth may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Ulrike Murmann-Knuth disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Ulrike Murmann-Knuth has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Ulrike Murmann-Knuth.

  (d)-(e) Not applicable.

  Jan Murmann

  (a)     Jan Murmann may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Jan Murmann disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Jan Murmann has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Jan Murmann disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Jan Murmann disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Jan Murmann.

  (d)-(e) Not applicable.

  Anja Murmann

  (a)     Anja Murmann may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Anja Murmann disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Anja Murmann has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Anja Murmann disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
                 (Anja Murmann disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Anja Murmann.

  (d)-(e) Not applicable.

  Christa Zoellner

  (a)     Christa Zoellner may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Christa Zoellner disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Christa Zoellner has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Christa Zoellner disclaims beneficial ownership of all of these shares.
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Christa Zoellner disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Christa Zoellner.

  (d)-(e) Not applicable.

  Britta Zoellner

  (a)     Britta Zoellner may be deemed to beneficially own 36,053,462 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.1% of the outstanding shares of the Issuer. Britta Zoellner disclaims beneficial ownership of all 36,053,462 shares of Sauer-Danfoss Common Stock, of which (i) 6,812,500 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b)     Number of shares as to which Britta Zoellner has:
          (i) sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 36,053,462
              (Britta Zoellner disclaims beneficial ownership of all of these shares.)
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 36,053,462
              (Britta Zoellner disclaims beneficial ownership of all of these shares.)

  (c)     Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Britta Zoellner.

  (d)-(e) Not applicable.

  Danfoss

    (a)     Danfoss may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock, representing approximately 74.7% of the outstanding shares of the Issuer. Danfoss disclaims beneficial ownership of all 35,415,962 shares of Sauer-Danfoss Common Stock, of which (i) 18,241,962 are beneficially owned by the Holding Company, (ii) 10,361,500 are beneficially owned by Sauer GmbH and may be deemed beneficially owned by the Holding Company, and (iii) 6,812,500 are beneficially owned by Sauer Holding. The Holding Company is owned by Danfoss and Sauer Holding. Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

    Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity. Jørgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 59,000 shares of Sauer-Danfoss Common Stock, representing approximately 0.1% of the outstanding shares of Sauer-Danfoss Common Stock. Jørgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock. Jorgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock.

    (b)     Number of shares to which Danfoss has:
            (i) sole power to vote or to direct the vote: 0
            (ii) shared power to vote or to direct the vote: 35,415,962
                (Danfoss disclaims beneficial ownership of all of these shares.)
            (iii) sole power to dispose or to direct the disposition of: 0
            (iv) shared power to dispose or to direct the disposition of: 35,415,962
                (Danfoss disclaims beneficial ownership of all of these shares.)

    (c)     Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Other than the Master Agreement, the Stock Exchange Agreement, and the Holding Company Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)*

Exhibit B - Stock Exchange Agreement, dated as of January 22, 2000, among Danfoss Murmann Holding A/S, Sauer Inc., Danfoss A/S and K. Murmann Verwaltungsgesellschaft mbH**

Exhibit C - Joint Venture Agreement, dated January 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit D - Amendment to Joint Venture Agreement, dated February 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit E - Master Agreement dated December 21, 2000, among Sauer-Danfoss Inc., Danfoss A/S, and Danfoss Murmann Holding A/S.

__________________________

*     Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2000.

**     Incorporated herein by reference to the Schedule 14A of the Issuer filed with the Securities and Exchange Commission on March 28, 2000.

***     Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2000.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2001                     Danfoss Murmann Holding A/S

                                                        By: Nicola Keim
                                                          Name: Nicola Keim
                                                          Title: Member of Management Board

                                                        By: Ole Steen Andersen
                                                          Name: Ole Steen Andersen
                                                          Title: Member of Management Board

Dated: March 23, 2001                   Klaus H. Murmann
                                                        Klaus H. Murmann

Dated: March 23, 2001                   Klaus Murmann & Co. KG

                                                        By: Klaus H. Murmann
                                                          Name: Klaus H. Murmann
                                                          Title: General Partner

Dated: March 23, 2001                   Sauer Holding GmbH

                                                        By: Klaus H. Murmann
                                                          Name: Klaus H. Murmann
                                                          Title: Director

Dated: March 23, 2001                   Sauer GmbH

                                                        By: Klaus H. Murmann
                                                          Name: Klaus H. Murmann
                                                          Title: Director

Dated: March 23, 2001                   EMF Europaische Marketing und Finanzmanagement AG

                                                        By: Klaus H. Murmann
                                                          Name: Klaus H. Murmann
                                                          Title: Director

                                                        Hannelore Murmann
Dated: March 23, 2001
                                                        By: *
                                                          Name: Klaus H. Murmann
                                                          Title: Attorney-in-fact

                                                         Sven Murmann
Dated: March 23, 2001
                                                         By: *
                                                           Name: Klaus H. Murmann
                                                           Title: Attorney-in-fact

                                                          Nicola Keim
Dated: March 23, 2001
                                                          By: *
                                                            Name: Klaus H. Murmann
                                                            Title: Attorney-in-fact

                                                          Ulrike Murmann-Knuth
Dated: March 23, 2001
                                                          By: *
                                                            Name: Klaus H. Murmann
                                                            Title: Attorney-in-fact

                                                           Jan Murmann
Dated: March 23, 2001
                                                          By: *
                                                            Name: Klaus H. Murmann
                                                            Title: Attorney-in-fact

                                                           Anja Murmann
Dated: March 23, 2001
                                                           By: *
                                                             Name: Klaus H. Murmann
                                                             Title: Attorney-in-fact

                                                           Christa Zoellner
Dated: March 23, 2001
                                                           By: *
                                                             Name: Klaus H. Murmann
                                                             Title: Attorney-in-fact

                                                            Britta Zoellner
Dated: March 23, 2001
                                                            By: *
                                                              Name: Klaus H. Murmann
                                                              Title: Attorney-in-fact

*     The Powers of Attorney signed by the filers above for whom Klaus H. Murmann has signed as Attorney-in-Fact, except for Hannelore Murmann, were previously filed with the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 and are hereby incorporated by reference herein. The Power of Attorney signed by Hannelore Murmann, for whom Klaus H. Murmann has signed as attorney-in-fact, was previously filed with the Schedule 13D filed with the Securities and Exchange Commission on May 19, 2000 and is hereby incorporated by referenced herein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2001                       Danfoss A/S

                                                            By: Ole Steen Andersen
                                                              Name: Ole Steen Andersen
                                                              Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

As of March 23, 2001

Corporation: Danfoss Murmann Holding A/S
Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H. Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Chairman of Sauer-Danfoss Inc.	*
Murmann, Dr. Sven Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Manager	*
Keim, Nicola Federal Republic of Germany	Schmorellplatz 7 81545 München Germany	Human Resources	*
Clausen, Jørgen Kingdom of Denmark	DK-6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	*
Andersen, Ole Steen Kingdom of Denmark	DK-6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	1,000 Common Shares
Kirk, Hans Kingdom of Denmark	DK-6430 Nordborg Denmark	Chief Operating Officer of Danfoss A/S	1,000 Common Shares
Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Keim, Nicola Federal Republic of Germany	See information above	See information above	*
Andersen, Ole Steen Kingdom of Denmark	DK-6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	1,000 Common Shares
Partnership: Klaus Murmann & Co. KG.
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Dr. Hannelore	See information above	See information above	*
Officers and Citizenship	Address	Occupation
Hoffrichter, Jürgen Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Accountant	2,000 Common Shares
Langrick, John N. United Kingdom	Krokamp 35 24539 Neumünster Germany	Director of Finance Europe, Sauer-Danfoss (Neumünster) GmbH & Co. OHG/Chartered Accountant	7,800 Common Shares
Renders, Dirk Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Director of Finance	100 Common Shares
Corporation: Sauer Holding GmbH
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Jan	Krokamp 35 24539 Neumünster Germany	Manager	*
Murmann, Dr. Sven	See information above	See information above	*
Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Hoffrichter, Jürgen	See information above	See information above	See information above
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Corporation: Sauer GmbH
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Officers and Citizenship	Address	Occupation
Hoffrichter, Jürgen	See information above	See information above	See information above
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Corporation: EMF Europäische Marketing and Finanzmanagement
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Dr. Sven	See information above	See information above	*
Officers and Citizenship	Address	Occupation
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Janitschke, Matthias Federal Republic of Germany	Grosse Bleichen 32 20354 Hamburg Germany	Director of Sales and Marketing	None
Herbst, Stefan Federal Republic of Germany	Grosse Bleichen 32 20354 Hamburg Germany	Sales Manager	200 Common Shares

Corporation: Danfoss A/S
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Birger Riisager Kingdom of Denmark	Vigerslev Alle 77 2500 Valby Denmark	President	None
Tom Kähler Kingdom of Denmark	DK-2640 Hedehusene Denmark	President and Chief Executive Officer	None
Henrik E. Nyegaard Kingdom of Denmark	Attemoseveg 15 1840 Holte Denmark	Engineer	3,000 Common Shares
Peter M. Clausen Kingdom of Denmark	DK-6430 Nordborg Denmark	Vice President	None
Jørgen M. Clausen Kingdom of Denmark	DK-6430 Nordborg Denmark	President and Chief Executive Officer	59,000 Common Shares
Bente Skibsted Kingdom of Denmark	DK-6430 Nordborg Denmark	Director	None
Henning Wendelboe Kingdom of Denmark	DK-6430 Nordborg Denmark	Toolmaker	None
Bent M. Christensen Kingdom of Denmark	DK-6430 Nordborg Denmark	Blue Collar	None
Niels Chr. Jørgensen Kingdom of Denmark	DK-6430 Nordborg Denmark	Toolmaker	None
Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Jørgen M. Clausen	See information above	See information above	See information above
Hans Kirk Kingdom of Denmark	See information above	See information above	See information above
Ole Steen Andersen Kingdom of Denmark	See information above	See information above	See information above

Schedule II

Directors and Executive Officers

As of March 23, 2001

Corporation: Bitten & Mads Clausens Fond
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Birger Riisager Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Tom Kähler Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Henrik E. Nyegaard Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Peter M. Clausen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Jørgen M. Clausen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Bente Skibsted Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Henning Wendelboe Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Bent M. Christensen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Arno Knöpfli Kingdom of Denmark	DK-6430 Nordborg Denmark	Manager	None

Exhibit E

____________________________________

MASTER AGREEMENT

____________________________________

By and among

DANFOSS MURMANN HOLDING A/S,

DANFOSS A/S

and

SAUER-DANFOSS INC.

Dated as of November 30, 2000

                MASTER AGREEMENT, dated as of December 21, 2000, by and among DANFOSS A/S, a corporation organized under the laws of Denmark ("Danfoss"), DANFOSS MURMANN HOLDING A/S, a corporation organized under the laws of Denmark ("Holdco"), and SAUER-DANFOSS INC., a Delaware corporation ("Sauer-Danfoss").

W I T N E S S E T H:

                WHEREAS, pursuant to Section 5.13 of the Stock Exchange Agreement (the "Stock Exchange Agreement") dated January 22, 2000, as amended on July 31, 2000, by and between Holdco and Sauer-Danfoss, the parties agreed that, on or before December 31, 2000, Sauer-Danfoss would acquire from Danfoss all of the assets related to the Mobile Hydraulics business of Danfoss conducted in the Sales Countries in a series of asset acquisitions (the "Asset Acquisitions");

                WHEREAS, in connection with the closing of the Stock Exchange Agreement, Holdco has acquired 16,150,812 shares of the common stock, par value $.01 per share, of Sauer-Danfoss (the "Sauer-Danfoss Common Stock") and an irrevocable proxy to vote an additional 10,361,500 shares of Sauer-Danfoss Common Stock;

                WHEREAS, all of the outstanding shares of Holdcos capital stock are owned by Danfoss and Sauer Holding GmbH ("Sauer Holding") (f/k/a K. Murmann Verwaltungsgesellschaft mbH), a Germany limited liability company controlled by Klaus H. Murmann and members of his family;

                WHEREAS, pursuant to the terms of the Joint Venture Agreement, Danfoss and Sauer Holding have agreed that, notwithstanding their respective equity interests in Holdco, they will always have equal voting power in Holdco;

                 WHEREAS, in order to simplify the Asset Acquisitions, they will be structured as follows: (1) a Sauer-Danfoss Subsidiary in each Sales Country (subject to certain exclusions contained herein) will purchase, pursuant to the terms of a separate purchase agreement, for cash, the assets of the Mobile Hydraulics business of Danfoss being conducted by the Danfoss Subsidiary in each such Sales Country; (2) the purchase price in each Sales Country will be determined in accordance with the terms of this Agreement as a portion of the overall Purchase Price; (3) the Sauer-Danfoss Subsidiaries will not acquire any of the A/R, nor will they assume any of the Net NIBD, connected with the Mobile Hydraulics business of the Danfoss Subsidiaries, so there will be a cash compensation between the Sauer-Danfoss Subsidiary and the Danfoss Subsidiary in each Sales Country to the extent there is an imbalance between the values of the A/R and the Net NIBD of the Danfoss Subsidiary in each Sales Country; (4) Danfoss will pay the cash representing the entire Purchase Price to Holdco, in exchange for the number of Holdco shares to be determined in accordance with the terms of this Agreement; and (5) Holdco will purchase from Sauer-Danfoss, for an amount in cash equal to the Purchase Price, the number of shares of Sauer-Danfoss Common Stock determined in accordance with the terms of this Agreement.

                NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Sauer-Danfoss, Danfoss, and Holdco hereby agree as follows:

ARTICLE I

DEFINITIONS

                SECTION 1.01    Certain Defined Terms.

                Except for terms specifically defined in this Agreement, all capitalized terms used herein shall have the meanings assigned to them in the Stock Exchange Agreement. As used in this Agreement, the following terms shall have the following meanings:

            "Agreement" or "this Agreement" means this Master Agreement, dated as of 2000, by and among Danfoss, Sauer-Danfoss, and Holdco (including the Exhibits and Schedules hereto, the Sauer-Danfoss Disclosure Schedule, the Holdco Disclosure Schedule, and the Danfoss Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 10.09.

            "A/R" means the accounts receivable related to, or arising out of, the Mobile Hydraulics business of any of the Danfoss Subsidiaries as of the Effective Date.

            "Danfoss Disclosure Schedule" means the Danfoss Disclosure Schedule attached to this Agreement and being subject to the review and approval by Sauer-Danfoss until February 28, 2001.

            "Danfoss Indemnified Party" means Sauer-Danfoss, the Sauer-Danfoss Subsidiaries, or other Sauer-Danfoss Affiliates or Holdco or their officers, directors, employees, agents, successors, or assigns.

            "Danfoss Subsidiaries" means the following subsidiaries of Danfoss:

            Danfoss B.V., Holland; NV Danfoss SA, Belgium; Danfoss S.A., Spain; Danfoss Equipamentos Eléctricos Automaticos, LDA., Portugal; Danfoss AG, Switzerland; Danfoss K.K., Japan; Danfoss Industries PTE.LTD., Singapore; Danfoss PTY.LTD, Australia; and Danfoss Do Brazil Industria E Comercio LTDA, Brazil.

            "EBIT" means earnings before interest expense and taxes.

            "EBITDA" means earnings before interest expense, taxes, depreciation, and amortization.

            "Effective Date" means December 31, 2000

            "Holdco Disclosure Schedule" means the Holdco Disclosure Schedule, forming a part of this Agreement.

            "Holdco Indemnified Party" means Sauer-Danfoss or Sauer-Danfoss Affiliates or Danfoss or Danfoss Affiliates or their officers, directors, employees, agents, successors, or assigns.

            "IBD" means the interest-bearing debt related to, or arising out of, the Mobile Hydraulics business of any of the Danfoss Subsidiaries as of the Effective Date.

            "Inventories" means, with respect to any Person, all inventory, merchandise, purchased components, semi-finished goods, finished goods, and raw materials related to the business of such Person and its subsidiaries maintained, held, or stored by or for such Person or any of its subsidiaries and any prepaid deposits for any of the same.

            "Joint Venture Agreement" means the Joint Venture Agreement, dated January 22, 2000, as amended by that certain Amendment dated February 2000 by and among Sauer Holding, Danfoss and Holdco.

            "NA" means the net assets related to, or arising out of, the Mobile Hydraulics business of any of the Danfoss Subsidiaries as of the Effective Date. As described in Schedule IV of the Stock Exchange Agreement, NA equals total assets minus NIBD.

            "Net NIBD" means the NIBD as defined hereinafter but excluding the special liabilities specified in the individual Exhibit 6 of the Purchase Agreements.

            "Net Sales" means the total sales by a Danfoss Subsidiary of Mobile Hydraulics goods and services reduced by any discounts, rebates, or similar revenue reduction allowed to the customers (the "Rebates") and further reduced by the cost of goods sold (reduced by ingoing duty and freight). On products not produced by the DFP Companies or Danfoss Sp., Poland, the total sales shall only be reduced by Rebates.

            "NIBD" means the non-interest bearing debt related to, or arising out of, the Mobile Hydraulics business of any of the Danfoss Subsidiaries, including but not limited to, non-interest bearing debt and liabilities of the Danfoss Subsidiaries as of the Effective Date. Notwithstanding the foregoing, NIBD shall not include the value of any non-interest bearing debt or liability the existence of which would cause a breach, without regard to any indemnification or survival provisions, of any representation or warranty contained in Article IV of this Agreement.

            "Reference Period" means the period of January 1, 1998, to June 30, 1999.

            "Sales Countries" means Holland, Belgium, Spain, Portugal, Switzerland, Japan, Singapore (which also covers sales in other Asian countries), Hong Kong, New Zealand, Australia, Brazil (which also covers sales in other South America countries), and Mexico.

            "Sauer Applied U.S. GAAP" means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved by Sauer-Danfoss in the preparation of the Sauer-Danfoss Financial Statements (as defined in the Stock Exchange Agreement) and set forth in Schedule I to the Stock Exchange Agreement.

            "Sauer-Danfoss Disclosure Schedule" means the Sauer-Danfoss Disclosure Schedule, forming a part of this Agreement.

            "Sauer-Danfoss Indemnified Party" means Danfoss, the Danfoss Subsidiaries, or other Danfoss Affiliates or Holdco or their officers, directors, employees, agents, successors, or assigns.

            "Sauer-Danfoss Subsidiaries" means the following subsidiaries of Sauer-Danfoss: Sauer-Danfoss BV, Holland; Sauer-Danfoss NV, Belgium; Sauer-Danfoss S.A., Spain; Sauer-Danfoss (Neumünster) GmbH & Co. OHG, Germany; Japan Newco; SAUER ASIA JV PTE LTD, Singapore; Australia Newco; and Sauer-Danfoss Ltda., Brazil.

ARTICLE II

PURCHASE AGREEMENTS AND CLOSING

                SECTION 2.01 Purchase Agreements. As soon as reasonably practicable after the execution of this Agreement, Sauer-Danfoss and Danfoss shall cause, respectively, each Sauer-Danfoss Subsidiary and each Danfoss Subsidiary in each of the Sales Countries to enter into separate Purchase Agreements in substantially the form of Exhibit A attached hereto (each, a "Purchase Agreement"). Each Purchase Agreement shall set forth the terms and conditions upon which the Sauer-Danfoss Subsidiary in each Sales Country shall purchase the assets related to the Mobile Hydraulics business of the Danfoss Subsidiary operating in such Sales Country. Except as specified otherwise in the Purchase Agreements, under the terms of the Purchase Agreements, the Sauer-Danfoss Subsidiaries shall not acquire the A/R, nor shall they assume the NIBD or the IBD, of the Danfoss Subsidiaries. Except as specified in the Purchase Agreements with respect to contracts expressly assumed by any Sauer-Danfoss Subsidiary, Sauer-Danfoss and the Sauer-Danfoss Subsidiaries shall have no liability or responsibility with respect to, and shall have no obligation to assume, perform, or discharge, any contract, Liability, or obligation of any kind of the Danfoss Subsidiaries.

                SECTION 2.02 Exceptions. The application of Section 2.01, above, shall be subject to the following exceptions:

         (a)    Hong Kong. Sauer-Danfoss shall not purchase, and Danfoss shall not sell, the assets used in the Mobile Hydraulics business in Hong Kong.

         (b)    New Zealand. Sauer-Danfoss shall not purchase, and Danfoss shall not sell, the assets used in the Mobile Hydraulics business in New Zealand.

         (c)    Mexico. Sauer-Danfoss shall not purchase, and Danfoss shall not sell, the assets used in the Mobile Hydraulics business in Mexico.

         (d)    South America, Net Sales for Danfoss do Brasil, which has been invoicing all sales for the Mobile Hydraulics business of Danfoss in South America will include sales of the Danfoss Subsidiary in Argentina and Uruguay.

         (e)    Switzerland. The Purchase Agreement for the assets used in the Mobile Hydraulics business in Switzerland has already been entered into on October 6, 2000, by Sauer-Danfoss (Neumünster) GmbH & Co. OHG, which has purchased the assets from the Danfoss Subsidiary in Switzerland with an effective date of October 1, 2000. The Danfoss Subsidiary Balance Sheet (as defined in Section 2.03, below) for Switzerland shall reflect the NA, NIBD, Net NIBD and A/R as of October 1, 2000.

    SECTION 2.03  Evaluation of the balance sheet

         (a)    Preliminary Evaluation of the balance sheet as of September 30, 2000. Danfoss has delivered to Sauer-Danfoss for each Danfoss Subsidiary (each, a "Preliminary Danfoss Subsidiary Balance Sheet") and for all of the Danfoss Subsidiaries in the aggregate (the "Preliminary Aggregate Balance Sheet") a balance sheet computed in accordance with Sauer Applied U.S. GAAP for the Mobile Hydraulics business of each such Danfoss Subsidiary and of all the Danfoss Subsidiaries in the aggregate as of September 30, 2000, in the format required by Schedule IV of the Stock Exchange Agreement, setting forth the book value of the assets, the A/R, the NIBD and, as result thereof, the NA and the value of the Net NIBD as of September 30, 2000 and attached as Exhibit B hereto.

        (b)    Evaluation of the balance sheet as of the Effective Date.  No later than February1, 2001, Danfoss shall deliver to Sauer-Danfoss for each Danfoss Subsidiary (each, a "Danfoss Subsidiary Balance Sheet"), and for all of the Danfoss Subsidiaries in the aggregate (the "Aggregate Balance Sheet"), a balance sheet computed in accordance with Sauer Applied U.S. GAAP for the Mobile Hydraulics business of each such Danfoss Subsidiary and of all the Danfoss Subsidiaries in the aggregate as of the Effective Date in the format required by Schedule IV to the Stock Exchange Agreement, setting forth the book value of the assets, the A/R, the NIBD and, as a result thereof, the NA and the value of the Net NIBD as of the Effective Date. Each Danfoss Subsidiary Balance Sheet and the Aggregate Balance Sheet shall be subject to review and approval by Sauer-Danfoss, which approval shall not be unreasonably withheld. Sauer-Danfoss shall deliver notice of its approval or rejection of such balance sheets no later than February 28, 2001. In case of rejection, on the request of Danfoss or Sauer-Danfoss, an independent, neutral auditor within the top five international auditing firms shall be appointed by the Board of Certified Auditors in Copenhagen, Denmark, which auditor shall finally decide such controversy. The costs for such audit shall be shared equally by Danfoss and Sauer-Danfoss.

        SECTION 2.04  Purchase Price. The aggregate purchase price (the "Purchase Price") shall be computed as follows:

                (a)    Total Shares. Pursuant to Schedule IV of the Stock Exchange Agreement, the total number  of shares (the "Total Shares") of Sauer-Danfoss Common Stock to be purchased by Holdco for the Purchase Price in connection with the Closing of this Agreement shall be equal to the sum of (i) the number of the X3 shares as described in Schedule IV of the Stock Exchange Agreement (the "X3 Shares") plus (ii) the number of shares equal to the quotient of (x) the product of (A) .451 (the value of R calculated pursuant to Schedule IV of the Stock Exchange Agreement as of December 31, 1999), multiplied by (B) the total NA of the Danfoss Subsidiaries as set forth in the Aggregate Balance Sheet divided by (y) 8.75 US-$ (the "Closing Share Price").             (b)    Calculation of the Purchase Price. The Purchase Price shall be equal to the product in U.S. dollars of the Closing Share Price multiplied by the Total Shares.

            SECTION 2.05   Allocation of Purchase Price. The Purchase Price shall be divided among the separate Purchase Agreements, with the portion of the Purchase Price allocated to each Purchase Agreement to be determined as follows: the sum of (a) the product of (i) .451 (the value of R calculated pursuant to Schedule IV of the Stock Exchange Agreement as of December 31, 1999) multiplied by (ii) the NA for each respective Danfoss Subsidiary plus (b) the product of (iii) the number of X3 shares multiplied by (iv)) 8.75 US-$ multiplied by (v) the arithmetic mean, for each Danfoss Subsidiary of such Danfoss Subsidiarys Net Sales Ratio, EBITDA Ratio, and EBIT Ratio (as such terms are defined below). "Net Sales Ratio" means the quotient of a Danfoss Subsidiarys Net Sales for the Reference Period, multiplied by a factor of 30/18, divided by the aggregate Net Sales for all the Danfoss Subsidiaries for the Reference Period. "EBITDA Ratio" means the quotient of a Danfoss Subsidiarys EBITDA for the Reference Period, multiplied by a factor of 30/18, divided by the aggregate EBITDA for all the Danfoss Subsidiaries for the Reference Period. "EBIT Ratio" means the quotient of a Danfoss Subsidiarys EBIT for the Reference Period, multiplied by a factor of 30/18, divided by the aggregate EBIT for all the Danfoss Subsidiaries for the Reference Period.

            SECTION 2.06    Cash Compensation for Net NIBD and A/R. The Danfoss Subsidiaries and the Sauer-Danfoss Subsidiaries shall compensate one another for the A/R not being purchased by the Sauer-Danfoss Subsidiaries and the Net NIBD that the Sauer-Danfoss Subsidiaries are not assuming (the "Cash Compensation"). The Cash Compensation shall, in the case of each Purchase Agreement, represent a netting of the value of the A/R of the Danfoss Subsidiary that is a party to such Purchase Agreement against the value of such Danfoss Subsidiarys Net NIBD, with all such calculations to be computed as of the Effective Date. To the extent the A/R of a Danfoss Subsidiary exceeds the Net NIBD of such Danfoss Subsidiary, the Danfoss Subsidiary shall pay the amount of the difference between the A/R and the Net NIBD in cash to the Sauer-Danfoss Subsidiary purchasing the Mobile Hydraulics assets of such Danfoss Subsidiary. To the extent the Net NIBD of a Danfoss Subsidiary exceeds the A/R of such Danfoss Subsidiary, the Sauer-Danfoss Subsidiary purchasing the Mobile Hydraulics assets of such Danfoss Subsidiary shall pay the amount of the difference between the Net NIBD and the A/R in cash to such Danfoss Subsidiary.

            SECTION 2.07    Closing. Upon the terms and subject to the conditions of this Agreement, the Asset Acquisitions shall be closed simultaneously (the "Closing ") at 4:00 P.M. European Standard Time at the offices of Grüter, Angerstrasse 14-16, 47051 Duisburg, Germany on January 4, 2001, or at such other time and place or on such other date as Sauer-Danfoss, Danfoss, and Holdco may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date"). Subject to the occurring of the Closing Date, the Mobile Hydraulics Business to be acquired by Sauer-Danfoss from Danfoss in the Asset Acquisitions shall be conducted for the benefit and on the account of Sauer-Danfoss as of January 1, 2001.

            SECTION 2.08    Closing.

                (a)    Closing Transactions. At the Closing the parties shall complete the following transactions, all of which shall be deemed to occur simultaneously:

            (i) Asset Transfer. Each Danfoss Subsidiary shall take all actions necessary to transfer the assets specified in the Purchase Agreement to which such Danfoss Subsidiary is a party to the Sauer-Danfoss Subsidiary that is a party to such Purchase Agreement;

            (ii) Preliminary Payment. With respect to each Purchase Agreement, the Sauer-Danfoss Subsidiary shall pay to the Danfoss Subsidiary that is a party to such Purchase Agreement the portion of the Purchase Price allocated to such Danfoss Subsidiary in accordance with Section 2.05 of this Agreement, with the Purchase Price and the portion to be allocated to such Danfoss Subsidiary to be calculated using the NA, Net NIBD and A/R set forth on the Preliminary Aggregate Balance Sheet and the Preliminary Danfoss Subsidiary Balance Sheet applicable to such Danfoss Subsidiary;

            (iii) Preliminary Cash Compensation. With respect to each Purchase Agreement, the Cash Compensation shall be computed using the Net NIBD and A/R set forth in the Preliminary Danfoss Subsidiary Balance Sheet for the applicable Danfoss Subsidiary. The Sauer-Danfoss Subsidiary or Danfoss Subsidiary which is required to make a Cash Compensation payment under the terms of such Purchase Agreement shall pay to the other party to such Purchase Agreement the required Cash Compensation so calculated.

            (iv) Other Actions. The parties to each of the Purchase Agreements shall take all other actions necessary to consummate the transactions contemplated by each of the Purchase Agreements.

            (v) Distribution Agreement. Sauer-Danfoss and the Danfoss Subsidiary in New Zealand shall enter into a Distribution Agreement effective as of the Closing Date, in substantially the form set forth in Exhibit C, attached hereto.

                    (b) Post-Closing Adjustments and Purchase of Holdco and Sauer-Danfoss Shares. No later than ten (10) business days following approval of the Danfoss Subsidiary Balance Sheets and the Aggregate Balance Sheet pursuant to Section 2.03(b), the Parties shall complete the following transactions, all of which shall be deemed to occur simultaneously:

            (i) Adjusted Purchase Price. To the extent that the Purchase Price finally determined pursuant to Section 2.04 is greater than the amount used to compute the portions of the Purchase Price paid to each of the Danfoss Subsidiaries pursuant to Section 2.08(a)(ii), each of the Sauer-Danfoss Subsidiaries shall pay to its counterpart Danfoss Subsidiary the difference between the portion of the Purchase Price finally allocated to such Danfoss Subsidiary pursuant to Section 2.05 and the amount paid to such Danfoss Subsidiary pursuant to Section 2.08(a)(ii). To the extent that the Purchase Price finally determined pursuant to Section 2.04 is less than the amount used to compute the portion of the Purchase Price payable to each Danfoss Subsidiary pursuant to Section 2.08(a)(ii), each Danfoss Subsidiary shall pay to its counterpart Sauer-Danfoss Subsidiary the difference between the amount paid to such Danfoss Subsidiary pursuant to Section 2.08(a)(ii) and the portion of the Purchase Price finally allocated to such Danfoss Subsidiary pursuant to Section 2.05.

            (ii) Adjustments to Cash Compensation. To the extent that the amount of Cash Compensation finally determined pursuant to Section 2.06 to be payable under the terms of each Purchase Agreement differs from the amount paid under each Purchase Agreement pursuant to Section 2.08(a)(iii) hereof, each Danfoss Subsidiary or Sauer-Danfoss Subsidiary, as the case may be, shall make any necessary adjusting Cash Compensation payments to its corresponding Danfoss Subsidiary or Sauer-Danfoss Subsidiary.

            (iii) Purchase of Holdco Shares. Danfoss shall purchase from Holdco, for the Purchase Price, and Holdco shall register in the share book in the name of Danfoss, stock in the number of Class B shares of Holdco that is equal to the Total Shares.

            (iv) Purchase of Sauer-Danfoss Shares. Holdco shall purchase from Sauer-Danfoss, for the Purchase Price, and Sauer-Danfoss shall issue and deliver to Holdco, stock certificates evidencing the number of shares of Sauer-Danfoss Common Stock that is equal to the Total Shares.

        SECTION 2.09 Closing Deliveries. At the Closing, in addition to the deliveries required pursuant to Section 2.08(a), the following parties shall make the deliveries set forth as follows, all of which shall be deemed to occur simultaneously:

                    (a) Danfoss Subsidiaries. Each Danfoss Subsidiary shall make the deliveries specified in the Purchase Agreement to which such Danfoss Subsidiary is a party.

                    (b) Sauer-Danfoss Subsidiaries. Each Sauer-Danfoss Subsidiary shall make the deliveries specified in the Purchase Agreement to which such Sauer-Danfoss Subsidiary is a party.

                    (c) Certificates. Sauer-Danfoss, Danfoss, and Holdco shall each deliver to the others all certificates required by Sections 7.02(a), (b), (c), and (d), 7.03(a), (b), (c), and (d), and 7.04(a), (b), (c), and (d).

                    (d) Distribution Agreement. Sauer-Danfoss and the Danfoss Subsidiary in New Zealand shall deliver fully executed counterparts of the Distribution Agreement to Danfoss and Sauer-Danfoss.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HOLDCO

            As an inducement to Sauer-Danfoss and Danfoss to enter into this Agreement, Holdco hereby represents and warrants to Sauer-Danfoss and Danfoss as follows:

            SECTION 3.01 Organization, Authority of Holdco. Holdco is a corporation duly organized and validly existing under Danish law and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Holdco, the performance by Holdco of its obligations hereunder and the consummation by Holdco of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Holdco. This Agreement has been duly executed and delivered by Holdco, and (assuming due authorization, execution and delivery by Sauer-Danfoss and Danfoss) this Agreement will constitute, a legal, valid and binding obligation of Holdco enforceable against Holdco in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              SECTION 3.02 No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.03 have been obtained and/or filings and notifications listed in Section 3.03 of the Holdco Disclosure Schedule have been made, other than as would not individually or in the aggregate have a Material Adverse Effect, the execution, delivery and performance of this Agreement by Holdco does not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or equivalent organizational documents) of Holdco, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to Holdco or any of its assets, properties or businesses, or (c) except as set forth in Section 3.02(c) of the Holdco Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the shares of Holdcos capital stock or on any of the assets or properties of Holdco, pursuant to, any material note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Holdco is a party or by which any of the shares of Holdcos capital stock or any of such assets or properties is bound or affected.

                    SECTION 3.03 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Holdco does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except as described in Section 3.03 of the Holdco Disclosure Schedule.

                            SECTION 3.04  Investment Purposes. Holdco acknowledges that the Sauer-Danfoss Common Stock to be acquired by Holdco pursuant to this Agreement has not been and will not be registered under the U.S. Securities Act of 1933 or the securities laws of any other country. Holdco is acquiring the Sauer-Danfoss Common Stock for its own account solely for investment purposes and not for the account of any other Person or entity and not with a view to, or for the offer or sale in connection with, any distribution thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DANFOSS

                        As an inducement to Sauer-Danfoss and Holdco to enter into this Agreement, Danfoss hereby represents and warrants to each of them as follows:

                         SECTION 4.01 Organization, Authority of Danfoss. Danfoss is a corporation duly organized and validly existing under Danish law and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Danfoss, the performance by Danfoss of its obligations hereunder and the consummation by Danfoss of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Danfoss. This Agreement has been duly executed and delivered by Danfoss, and (assuming due authorization, execution and delivery by Sauer-Danfoss and Holdco) this Agreement will constitute, a legal, valid and binding obligation of Danfoss enforceable against Danfoss in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                        SECTION 4.02 Organization and Qualification of the Danfoss Subsidiaries. Each of the Danfoss Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all necessary power and authority to enter into the Purchase Agreement to which it is a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby, and to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted by such Danfoss Subsidiary. Each Danfoss Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary.

                        SECTION 4.03 The Danfoss Subsidiaries. Section 4.03 of the Danfoss Disclosure Schedule sets forth the Sales Country or Countries in which it conducts its Mobile Hydraulics business and the current ownership of its issued and outstanding shares of capital stock. Except as set forth in Section 4.03 of the Danfoss Disclosure Schedule, there are no other corporations, partnerships, joint ventures, associations or other entities through which Danfoss conducts the Mobile Hydraulics business in any of the Sales Countries, except for Hong Kong, New Zealand, and Mexico and as permitted under Exhibit B to the Stock Exchange Agreement. Except as set forth in Section 4.03 of the Danfoss Disclosure Schedule, no Danfoss Subsidiary is, with respect to the Mobile Hydraulics business, (i) a member of (nor is any part of the Mobile Hydraulics business conducted through) any partnership or (ii) a participant in any joint venture or similar arrangement except as permitted under Exhibit B to the Stock Exchange Agreement.

                        SECTION 4.04 No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 4.05 have been obtained and/or filings and notifications listed in Section 4.05 of the Danfoss Disclosure Schedule have been made, other than as would not individually or in the aggregate have a Material Adverse Effect, the execution, delivery and performance of this Agreement by Danfoss does not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or equivalent organizational documents) of Danfoss or any of the Danfoss Subsidiaries, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to Danfoss or any of the Danfoss Subsidiaries or any of their assets, properties or businesses, or (c) except as set forth in Section 4.04(c) of the Danfoss Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of Danfoss or any of the Danfoss Subsidiaries, pursuant to, any material note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Danfoss or any of the Danfoss Subsidiaries is a party or by which any of such assets or properties is bound or affected.

                    SECTION 4.05 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Danfoss does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except as described in Section 4.05 of the Danfoss Disclosure Schedule.

                    SECTION 4.06 Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since June 30, 1999, except as permitted under this Section 4.06 or disclosed in Section 4.06 of the Danfoss Disclosure Schedule, the Mobile Hydraulics business of each Danfoss Subsidiary has been conducted in the ordinary course and consistent with past practice. As amplification and not limitation of the foregoing, except as disclosed in Section 4.06 of the Danfoss Disclosure Schedule, since June 30, 1999, no Danfoss Subsidiary has:

                            (a)  permitted or allowed any of the Mobile Hydraulics assets or properties (whether tangible or intangible) of the Danfoss Subsidiary to be subjected to any Encumbrance, other than Encumbrances that will be released at or prior to the Closing;

                            (b)  made any material changes in the customary methods of its Mobile Hydraulics operations, including, without limitation, practices and policies relating to manufacturing, purchasing, Inventories, marketing, selling and pricing;

                            (c)  sold, transferred, leased, subleased, licensed or otherwise disposed of any Mobile Hydraulics properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible assets) for an aggregate sale price in excess of $50,000 and other than the sale of Inventories in the ordinary course of business consistent with past practice;

                            (d)  entered into any agreement, arrangement or transaction with respect to the Mobile Hydraulics business, with any of its directors, officers, Mobile Hydraulics employees or shareholders (or with any relative, beneficiary, spouse or Affiliate of such Person) or other Affiliates;

                            (e)  written down or written up (or failed to write down or write up in accordance with Danish GAAP) the value of any Mobile Hydraulics Inventories or Receivables or revalued any Danfoss Subsidiary Assets (as defined in Section 4.13) other than in the ordinary course of business consistent with past practice and in accordance with Danish GAAP;

                            (f)  amended, terminated, canceled or compromised any material claims involving the Mobile Hydraulics business or waived any other rights of substantial value to the Mobile Hydraulics business of such Danfoss Subsidiary;

                            (g)  made any change in any method of accounting or accounting practice or policy used by such Danfoss Subsidiary, other than such changes required by Danish GAAP;

                            (h)  failed to maintain the Danfoss Subsidiary Assets in accordance with good business practice and in good operating condition and repair;

                            (i)  amended, modified or consented to the termination of any Danfoss Subsidiary Material Contract (as defined in Section 4.10) or any of such Danfoss Subsidiarys rights thereunder;

                            (j)  acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;

                            (k)  entered into any agreement, arrangement or transaction related to the Mobile Hydraulics business with any of the Affiliates of Danfoss or any of the Danfoss Subsidiaries, other than in the ordinary course of business consistent with past practice or on an arms-length basis;

                            (l)  suffered any Material Adverse Effect; or

                            (m)  agreed, whether in writing or otherwise, to take any of the actions specified in this Section 4.06, except as expressly contemplated by this Agreement.

                    SECTION 4.07 Litigation.

                            (a)  Except as set forth in Section 4.07(a) of the Danfoss Disclosure Schedule or which has not or will not have a Material Adverse Effect (i) there are no Actions relating to the Mobile Hydraulics business of the Danfoss Subsidiaries by or against Danfoss A/S or by or against any Danfoss Subsidiary or affecting any of the Danfoss Subsidiary Assets, pending before any Governmental Authority of which Danfoss or any Danfoss Subsidiary has received notice or, to the Knowledge of Danfoss or any Danfoss Subsidiary, threatened to be brought by or before any Governmental Authority; (ii) to the Knowledge of Danfoss or any Danfoss Subsidiary, no event has occurred that could give rise to any Action against any Danfoss Subsidiary related to products liability; and (iii) with respect to the Mobile Hydraulics business, none of the Danfoss Subsidiaries or any of the Danfoss Subsidiary Assets is subject to any Governmental Order or, to the Knowledge of Danfoss or any of the Danfoss Subsidiaries, are there any such Governmental Orders threatened to be imposed by any Governmental Authority with respect to the Mobile Hydraulics Business. None of the matters disclosed in Section 4.07(a) of the Danfoss Disclosure Schedule has or has had a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

                            (b)  Except as set forth in Section 4.07(b) of the Danfoss Disclosure Schedule, no claim, action, proceeding or investigation is pending or, to the Knowledge of Danfoss or any of the Danfoss Subsidiaries, threatened, which seeks to delay or prevent the consummation of, or which would be reasonably likely to materially adversely affect Danfoss or any of the Danfoss Subsidiaries ability to consummate, the transactions contemplated by this Agreement.

                   SECTION 4.08 Compliance with Laws.

                            (a)  Except as set forth in Section 4.08(a) of the Danfoss Disclosure Schedule or which has not and will not have a Material Adverse Effect with respect to the Danfoss Subsidiaries, the Danfoss Subsidiaries have each conducted and continue to conduct the Mobile Hydraulics business in accordance with all Laws and Governmental Orders applicable thereto or to any of the Danfoss Subsidiary Assets or to the Mobile Hydraulics business, and no Danfoss Subsidiary is in default or violation of any such Law or Governmental Order.

                            (b)  Section 4.08(b) of the Danfoss Disclosure Schedule sets forth a brief description of each material Governmental Order applicable to any Danfoss Subsidiary or any of the Danfoss Subsidiary Assets with respect to the Mobile Hydraulics business, and no such Governmental Order has or has had or will have a Material Adverse Effect.

                   SECTION 4.09 Warranty Claims. Except as set forth in Section 4.09 of the Danfoss Disclosure Schedule, there are no pending or threatened claims against Danfoss or any Danfoss Subsidiary arising out of or related to any product warranties given by Danfoss or any Danfoss Subsidiary for Mobile Hydraulics products.

                   SECTION 4.10 Danfoss Subsidiary Material Contracts.

                            (a)  Section 4.10(a) of the Danfoss Disclosure Schedule lists each of the following contracts and agreements (including, without limitation, oral and informal arrangements) related to the Mobile Hydraulics business of the Danfoss Subsidiaries:

i)    each contract and agreement related to the Mobile Hydraulics business of any Danfoss Subsidiary for the purchase of Inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to any Danfoss Subsidiary;

ii)    each contract and agreement related to the Mobile Hydraulics business of any Danfoss Subsidiary for the sale of Inventory or other personal property or for the furnishing of services by any Danfoss Subsidiary;

iii)    all contracts and agreements involving the payment of more than $100,000 with any Governmental Authority related to the Mobile Hydraulics business of any Danfoss Subsidiary to which any Danfoss Subsidiary is a party;

iv)    all contracts and agreements related to the Mobile Hydraulics business of any Danfoss Subsidiary that limit or purport to limit the ability of any Danfoss Subsidiary to compete with any Person or in any geographic area or during any period of time;

v)    all contracts and agreements related to the Mobile Hydraulics business of any Danfoss Subsidiary between or among Danfoss or any Danfoss Subsidiary and Danfoss or any Affiliate of Danfoss;

vi)    all contracts and agreements providing for benefits under any Danfoss Subsidiary Benefit Plan as such term is defined in Section 4.14 (b) hereof; and

vii)    all other contracts and agreements related to the Mobile Hydraulics business of any Danfoss Subsidiary whether or not made in the ordinary course of business, which are material to the Mobile Hydraulics business of any Danfoss Subsidiary.

                            (b)  Except as disclosed in Section 4.10(b) of the Danfoss Disclosure Schedule, each contract and agreement specified in Exhibit 4 to each of the Purchase Agreements to be transferred to and assumed by the Sauer-Danfoss Subsidiaries (each a " Danfoss Subsidiary Material Contract"): (i) is valid and binding on a Danfoss Subsidiary, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other material adverse consequence.

                            (c)  Except as disclosed in Section 4.10(c) of the Danfoss Disclosure Schedule, (i) no Danfoss Subsidiary is in breach of, or default under, any Danfoss Subsidiary Material Contract, and (ii) to the Knowledge of Danfoss and each Danfoss Subsidiary, no other party to any Danfoss Subsidiary Material Contract is in breach thereof or default thereunder.

                   SECTION 4.11 Intellectual Property.

                            (a)  Other than with respect to blueprints and industrial designs, Section 4.11(a) of the Danfoss Disclosure Schedule sets forth a true and complete list and a brief description, including a complete identification of each patent and patent application and each registration or application for registration thereof, of all Intellectual Property owned by any Danfoss Subsidiary and used in or material to the operation of the Danfoss Subsidiaries Mobile Hydraulics business. Except as disclosed in Section 4.11(a) of the Danfoss Disclosure Schedule: (i) a Danfoss Subsidiary owns free and clear of all Encumbrances or possesses adequate licenses or other valid rights to use all of the Intellectual Property used in or material to the operation of the Danfoss Subsidiaries Mobile Hydraulics business, and, to the Knowledge of Danfoss and each Danfoss Subsidiary, there is no assertion or claim (or basis therefor) challenging the validity of any Intellectual Property used in or material to the operation of the Mobile Hydraulics business and (ii) no action, suit, arbitration, inquiry, proceeding or investigation has been made or asserted or is pending (nor, to the Knowledge of Danfoss and each Danfoss Subsidiary, has any such action, suit, arbitration, inquiry, proceeding or investigation been threatened) against any Danfoss Subsidiary either (A) based upon or challenging or seeking to deny or restrict the use by any Danfoss Subsidiary of any of the such Intellectual Property, (B)  alleging that any services related to the Mobile Hydraulics business provided by any Danfoss Subsidiary are being provided in violation of any patents or trademarks, or any other rights of any Person or (C) alleging infringement by any Danfoss Subsidiary with respect to the use of any Intellectual Property used in or material to the operation of the Mobile Hydraulics business or alleging infringement of any Intellectual Property used in or material to the operation of the Mobile Hydraulics business. Except as disclosed in Section 4.11(a) of the Danfoss Disclosure Schedule, no Danfoss Subsidiary has granted any license or other right to any other Person with respect to such Intellectual Property. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any such Intellectual Property.

                            (b)  Section 4.11(b) of the Danfoss Disclosure Schedule sets forth a true and complete list and a brief description, including a description of any license or sublicense thereof, of all Intellectual Property licensed by any Danfoss Subsidiary and used in the operation of the Mobile Hydraulics business. Each such license or sublicense, a true and complete copy of which together with all ancillary documents have been delivered to Sauer-Danfoss, is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license or sublicense. Except as otherwise set forth in Section 4.11(b) of the Danfoss Disclosure Schedule, such license or sublicense will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such license or sublicense or otherwise give the licensor or sublicensor a right to terminate such license or sublicense. No Danfoss Subsidiary nor, to the Knowledge of Danfoss and each Danfoss Subsidiary, any other party to such license or sublicense is in breach or default in any material respect, and, to the Knowledge of Danfoss and each Danfoss Subsidiary, no event has occurred that, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under such license or sublicense.

                   SECTION 4.12  Tangible Personal Property. Except as disclosed in Section 4.12 of the Danfoss Disclosure Schedule or as would not have a Material Adverse Effect, the Danfoss Subsidiaries collectively own, have a valid leasehold interest in or have legal right to use all of the tangible personal property necessary to carry on the Mobile Hydraulics business, free and clear of all Encumbrances.

                   SECTION 4.13  Danfoss Subsidiary Assets.

                            (a)  Except as disclosed in Section 4.13(a) of the Danfoss Disclosure Schedule, and except for any jointly used assets referred to in Section 5 of each Purchase Agreement, a Danfoss Subsidiary owns, leases or has the legal right to use all the properties and assets, including, without limitation, the Owned Intellectual Property, the Licensed Intellectual Property, and the Tangible Personal Property, used in the conduct of the Mobile Hydraulics business prior to the date hereof and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used by any Danfoss Subsidiary in or relating to the conduct of the Mobile Hydraulics business as of the date hereof (all such properties, assets and contract rights of the Danfoss Subsidiaries being the "Danfoss Subsidiary Assets"). A Danfoss Subsidiary has good and marketable title to, or, in the case of leased or subleased Danfoss Subsidiary Assets, valid and subsisting leasehold interests in, all the Danfoss Subsidiary Assets, free and clear of all Encumbrances, except as disclosed in Section 4.12 or 4.13(a) of the Danfoss Disclosure Schedule.

                            (b)  Except as disclosed in Section 4.13(b) of the Danfoss Disclosure Schedule, the Danfoss Subsidiary Assets together with the jointly used Assets in Section 5 of the Purchase Agreement constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, or necessary to, the conduct of the Mobile Hydraulics business.

                   SECTION 4.14 Employees. Each Danfoss Subsidiary provides all employees with the employee benefits required to be provided in such location. With respect to each employee benefit plan and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plan, program, or arrangement, to which any Danfoss Subsidiary is a party, with respect to which any Danfoss Subsidiary has any obligation or which is maintained, contributed to or sponsored by any Danfoss Subsidiary for the benefit of any current or former employee, officer or director of any Danfoss Subsidiary whose work is connected to the Mobile Hydraulics business, and each contract arrangement or understanding between any Danfoss Subsidiary and any employee of any Danfoss Subsidiary whose work is connected to the Mobile Hydraulics business (a "Danfoss Subsidiary Benefit Plan")

                            (a)  all employer and employee contributions to each Danfoss Subsidiary Benefit Plan required by Law or by the terms of such Danfoss Subsidiary Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices;

                            (b)  the fair market value of the assets of each funded Danfoss Subsidiary Benefit Plan, the liability of each insurer for any Danfoss Subsidiary Benefit Plan funded through insurance or the book reserve established for any Danfoss Subsidiary Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Danfoss Subsidiary Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and

                            (c)  each Danfoss Subsidiary Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

                   SECTION 4.15  Labor Matters. Except as set forth in Section 4.15 of the Danfoss Disclosure Schedule, (a) no Danfoss Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed in the Mobile Hydraulics business by any Danfoss Subsidiary; (b) there are no controversies, strikes, slowdowns or work stoppages pending or, to the Knowledge of Danfoss or any Danfoss Subsidiary, threatened between any Danfoss Subsidiary and any of their respective employees in the Mobile Hydraulics business, and no Danfoss Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) no Danfoss Subsidiary has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract with respect to the Mobile Hydraulics business and there are no grievances outstanding against any Danfoss Subsidiary under any such agreement or contract which could have a Material Adverse Effect; (d) there are no unfair labor practice complaints pending against any Danfoss Subsidiary before any Governmental Authority or any current union representation questions involving employees in the Mobile Hydraulics business of any Danfoss Subsidiary which could have a Material Adverse Effect; (e)  each Danfoss Subsidiary is currently in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of any Danfoss Subsidiary and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (f) each Danfoss Subsidiary has paid in full to all their respective employees in the Mobile Hydraulics business or adequately accrued for in accordance with the generally accepted accounting principles applicable thereto all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (g) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed in the Mobile Hydraulics business by any Danfoss Subsidiary; (h) no Danfoss Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices in the Mobile Hydraulics business; (i) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Mobile Hydraulics business of any Danfoss Subsidiary; and (j) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which any Danfoss Subsidiary has employed or currently employs any Person in the Mobile Hydraulics business.

                   SECTION 4.16  Taxes.

                            (a)  Except as set forth in Section 4.16(a) of the Danfoss Disclosure Schedule, (i) each Danfoss Subsidiary has timely filed or been included in, or will timely file or be included in, all returns required to be filed by it or in which it is to be included with respect to Taxes for any period ending before the Closing Date, taking into account any extension of time to file granted to or obtained on behalf of such Danfoss Subsidiary, (ii) all Taxes shown to be payable on such returns or otherwise due have been or will be timely paid, and (iii) no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against any Danfoss Subsidiary.

                            (b)  Except as set forth in Section 4.16(b) of the Danfoss Disclosure Schedule, there are no tax rulings of any jurisdiction, applicable to any Danfoss Subsidiary.

                   SECTION 4.17  Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Danfoss or any of the Danfoss Subsidiaries.

                   SECTION 4.18  Investment Purposes. Danfoss is acquiring the Holdco Shares for its own account solely for investment purposes and not for the account of any other Person or entity and not with a view to, or for the offer or sale in connection with, any distribution thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SAUER-DANFOSS

            As an inducement to Holdco and Danfoss to enter into this Agreement, Sauer-Danfoss hereby represents and warrants to Holdco and Danfoss as follows:

                   SECTION 5.01  Organization, Authority of Sauer-Danfoss. Sauer-Danfoss is a corporation duly organized, validly existing and in good standing under Delaware law and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Sauer-Danfoss, the performance by Sauer-Danfoss of its obligations hereunder and the consummation by Sauer-Danfoss of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Sauer-Danfoss. This Agreement has been duly executed and delivered by Sauer-Danfoss, and (assuming due authorization, execution and delivery by Holdco and Danfoss) this Agreement will constitute, a legal, valid and binding obligation of Sauer-Danfoss enforceable against Sauer-Danfoss in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                   SECTION 5.02  Organization and Qualification of Sauer-Danfoss Subsidiaries. Each Sauer-Danfoss Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all necessary power and authority to enter into the Purchase Agreement to which it is a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby, and to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted by such Sauer-Danfoss Subsidiary. Each Sauer-Danfoss Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary.

                   SECTION 5.03  Capitalization. As of the date of this Agreement, the authorized capital stock of Sauer-Danfoss consists of 75,000,000 shares of Sauer-Danfoss Common Stock and 4,500,000 shares of Preferred Stock, par value $.01 per share (" Sauer-Danfoss Preferred Stock"). As of December 31, 1999, (a) 27,399,050 shares of Sauer Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (b) 675,000 shares of Sauer Common Stock were held in the treasury of Sauer-Danfoss, (c) no shares of Sauer-Danfoss Common Stock were held by the Sauer-Danfoss Subsidiaries and (d) no shares of Sauer-Danfoss Common Stock were reserved for future issuance pursuant to outstanding stock options or stock incentive rights granted pursuant to Sauer-Danfoss stock option plans. As of the date of this Agreement, no shares of Sauer-Danfoss Preferred Stock were issued and outstanding. There are no outstanding contractual obligations of Sauer-Danfoss or any Sauer-Danfoss Subsidiary to repurchase, redeem or otherwise acquire any shares of Sauer-Danfoss Common Stock. The shares of Sauer-Danfoss Common Stock to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

                   SECTION 5.04  No Conflict. Other than as would not individually or in the aggregate have a Material Adverse Effect, the execution, delivery and performance of this Agreement by Sauer-Danfoss do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or equivalent organizational documents) of Sauer-Danfoss or any Sauer-Danfoss Subsidiary, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to Sauer-Danfoss, any Sauer-Danfoss Subsidiary or any of their respective assets, properties or businesses, including, without limitation, Sauer-Danfoss business, or (c) except as set forth in Section 5.04(c) of the Sauer-Danfoss Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Sauer-Danfoss Common Stock or on any of the assets or properties of Sauer-Danfoss or any Sauer-Danfoss Subsidiary pursuant to, any material note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Sauer-Danfoss or any Sauer-Danfoss Subsidiary is a party or by which any of the Sauer-Danfoss Common Stock or any of such assets or properties is bound or affected.

                   SECTION 5.05  Governmental Consents and Approvals. Except as described in Section 5.05 of the Sauer-Danfoss Disclosure Schedule the execution, delivery and performance of this Agreement by Sauer-Danfoss does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority.

                   SECTION 5.06  Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sauer-Danfoss.

                   SECTION 5.07  Investment Company Status. Sauer-Danfoss is not, nor has Sauer-Danfoss ever been, a company regulated by the Investment Company Act of 1940, as amended.

                   SECTION 5.08  Litigation. No claim, action, proceeding or investigation is pending or to the knowledge of Sauer-Danfoss, threatened, which seeks to delay or prevent the consummation of, or would be reasonably likely to materially adversely affect, Sauer-Danfoss ability to consummate the transactions contemplated by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

                   SECTION 6.01  Conduct of Business Prior to the Closing.

                            (a)  Danfoss covenants and agrees that, except as described in Section 6.01(a) of the Danfoss Disclosure Schedule, between the date hereof and the time of the Closing, no Danfoss Subsidiary shall conduct its Mobile Hydraulics business other than in the ordinary course and consistent with such Danfoss Subsidiarys prior practice.

                            (b)  Except as described in Section 6.01(b) of the Danfoss Disclosure Schedule, Danfoss covenants and agrees that, prior to the Closing, without the prior written consent of Sauer-Danfoss, no Danfoss Subsidiary will do any of the things enumerated in the second sentence of Section 4.06 (including, without limitation, clauses (a) through (m) thereof).

                   SECTION 6.02  Access to Information.

                            (a)  From the date hereof until the final resolution of all claims made under Article VII hereof, upon reasonable notice, Danfoss shall cause the Danfoss Subsidiaries and each of the Danfoss Subsidiaries officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees and authorized agents, accountants, counsel and representatives of Sauer-Danfoss reasonable access, during normal business hours, to the offices, properties, plants, other facilities, books and records (including, without limitation, the audit workpapers of Danfoss accountants, to the extent that Danfoss accountants permit access to such workpapers, for the year ended December 31, 2000) of each Danfoss Subsidiary and to those officers, directors, employees, agents, accountants and counsel of each Danfoss Subsidiary who have any knowledge relating to the Mobile Hydraulics business of any Danfoss Subsidiary and (ii) furnish to the officers, employees and authorized agents, accountants, counsel and representatives of Sauer-Danfoss such additional financial and operating data and other information regarding the assets, properties and goodwill of the Danfoss Subsidiaries related to the Mobile Hydraulics business (or legible copies thereof) as Sauer-Danfoss may from time to time reasonably request.

                            (b)  For the statutory period following the Closing required by local law, Danfoss covenants and agrees to (i) retain or cause to be retained the books and records of the Danfoss Subsidiaries thereof which relate to the Mobile Hydraulics business of the Danfoss Subsidiaries and their operations for periods prior to the Closing and which shall not otherwise have been delivered to Sauer-Danfoss or any Sauer-Danfoss Subsidiary, and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of Sauer-Danfoss, or any Sauer-Danfoss Subsidiary reasonable access, during normal business hours, to such books and records.

                   SECTION 6.03  Confidentiality. Between the date of this Agreement and the Closing Date, Danfoss, Sauer-Danfoss, and Holdco will maintain in confidence, and will cause their Affiliates and the directors, officers, employees, agents, and advisors of each of them and of their Affiliates to maintain in confidence, and not use to the detriment of another party or an Affiliate of another party any written, oral, or other information obtained in confidence from another party or an Affiliate of another party in connection with this Agreement or the transactions contemplated hereunder unless (a) such information is already known to such party or its Affiliates or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If any party reasonably believes, after consultation with counsel, that it is required by law to disclose any such confidential information, such party shall (x) provide the other parties with prompt notice before such disclosure to permit the other parties to attempt to obtain a protective order or other assurance that confidential treatment will be accorded to such confidential information, and (y) cooperate with the other parties in attempting to obtain such an order or assurance. If the transactions contemplated hereunder are not consummated, each party will return or destroy as much of such written information as any other party may reasonably request.

                   SECTION 6.04  Regulatory and Other Authorizations; Notices and Consents.

                            (a)  Each of Holdco, Danfoss, and Sauer-Danfoss shall use its respective best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Purchase Agreements and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, that in complying with this Section 6.04, Sauer-Danfoss shall not be required to divest any of the Sauer-Danfoss Assets. Each party hereto agrees to make any appropriate filings, if necessary, required by the appropriate Governmental Authorities with respect to the transactions contemplated by this Agreement within five Business Days of the date hereof and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested.

                            (b)  Danfoss shall or shall cause the Danfoss Subsidiaries to promptly give such notices to third parties, including but not limited to parties to the Danfoss Subsidiary Material Contracts, and use its or their best efforts to obtain such third party consents and estoppel certificates as Sauer-Danfoss may deem necessary or desirable in connection with the transactions contemplated by this Agreement.

                            (c)  Sauer-Danfoss, Danfoss, and Holdco shall each cooperate and use all reasonable efforts to assist the other parties in giving any such notices and obtaining such consents and estoppel certificates; provided, however, that none of Danfoss, Holdco, or Sauer-Danfoss shall have any obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Danfoss, Sauer-Danfoss, or Holdco, as the case may be, in its sole and absolute discretion may deem adverse to its interests.

                            (d)  None of Sauer-Danfoss, Danfoss, or Holdco knows of any reason why all the consents, approvals and authorizations necessary for the consummation of the transactions contemplated hereby will not be received.

                            (e)  Danfoss and Sauer-Danfoss agree that, in the event any consent, approval or authorization necessary or desirable to preserve for the Mobile Hydraulics business acquired by any Sauer-Danfoss Subsidiary, any right or benefit under any lease, license, contract, commitment or other agreement or arrangement to which Danfoss, or any Danfoss Subsidiary is a party is not obtained prior to the Closing, Danfoss and the Danfoss Subsidiaries will, subsequent to the Closing, cooperate with Sauer-Danfoss in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained within six months after Closing, Danfoss and the Danfoss Subsidiaries shall use their best efforts to provide such Sauer-Danfoss Subsidiary with the rights and benefits of the affected lease, license, contract, commitment or other agreement or arrangement for the term of such lease, license, contract or other agreement or arrangement, and, if such rights and benefits are provided, such Sauer-Danfoss Subsidiary shall assume the obligations and burdens thereunder.

                   SECTION 6.05  Notice of Developments. Prior to the Closing, Holdco, Danfoss, and Sauer-Danfoss shall promptly notify the others in writing of  all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any breach of a representation or warranty or covenant of Danfoss, Holdco, or Sauer-Danfoss, as the case may be, in this Agreement or which could have the effect of making any representation or warranty of Danfoss, Holdco, or Sauer-Danfoss, as the case may be, in this Agreement untrue or incorrect in any respect.  Prior to the Closing, Danfoss shall promptly notify Holdco and Sauer-Danfoss in writing of all other material developments affecting the assets, liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Mobile Hydraulics business of any Danfoss Subsidiary.

                   SECTION 6.06  Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

                   SECTION 7.01  Conditions to Obligations of Sauer-Danfoss, Danfoss, and Holdco. The obligations of Sauer-Danfoss, Danfoss, and Holdco to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                            (a)  No Proceeding or Litigation. No Action shall have been commenced by or before any Governmental Authority against Danfoss, Holdco or Sauer-Danfoss, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of any party, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that a party shall not be entitled to receive the benefit of this Section 7.01(a) and this Section 7.01(a) shall not apply with respect to a party if such party has directly or indirectly solicited or encouraged any such Action; and

                            (b)  Other Agreements. The Purchase Agreements have been duly executed and delivered by each of the parties thereto.

                            (c)  Distribution Agreement. The Distribution Agreement shall have been executed and delivered by Sauer-Danfoss and Danfoss.

                   SECTION 7.02  Conditions to Obligations of Holdco. The obligations of Holdco to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                            (a)  Representations, Warranties and Covenants. The representations and warranties of Sauer-Danfoss and Danfoss contained in this Agreement, and the representations and warranties of the Danfoss Subsidiaries contained in the Purchase Agreements, shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing Date, other than such representations and warranties as are made as of another date, the covenants and agreements contained in this Agreement to be complied with by Sauer-Danfoss or Danfoss on or before the Closing shall have been complied with in all material respects, and Holdco shall have received certificates from Sauer-Danfoss and Danfoss, respectively, to such effect signed by a duly authorized officer of each of them;

                            (b)  Resolutions of Sauer-Danfoss. Holdco shall have received a true and complete copy, certified by a duly authorized senior officer of Sauer-Danfoss, of the resolutions duly and validly adopted by the Board of Directors of Sauer-Danfoss, evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated;

                            (c)  Evidence of Danfoss. Holdco shall have received a true and complete copy, certified by a duly authorized senior officer of Danfoss, of evidence of its authority for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

                            (d)  Incumbency Certificates. Holdco shall have received certificates of the Secretary or a duly authorized senior officer of each of Sauer-Danfoss and Danfoss certifying the names and signatures of the officers of each of them, respectively, authorized to sign this Agreement and the other documents to be delivered hereunder;

                            (e)  Consents and Approvals. Other than as would not individually or in the aggregate have a Material Adverse Effect, Sauer-Danfoss and Danfoss shall each have received, each in form and substance satisfactory to Holdco, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates which Holdco in good faith deem necessary or desirable for the consummation of the transactions contemplated by this Agreement; and

                            (f)  No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect with respect to Sauer-Danfoss, Danfoss, or the Danfoss Subsidiaries.

                   SECTION 7.03  Conditions to Obligations of Sauer-Danfoss. The obligations of Sauer-Danfoss to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                            (a)  Representations, Warranties and Covenants. The representations and warranties of Holdco and Danfoss contained in this Agreement, and the representations and warranties of the Danfoss Subsidiaries contained in the Purchase Agreements, shall have been true and correct when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, the covenants and agreements contained in this Agreement to be complied with by Holdco or Danfoss on or before the Closing shall have been complied with in all material respects, and Sauer-Danfoss shall have received certificates of Holdco and Danfoss to such effect signed by a duly authorized officer of each of them;

                            (b)  Evidence of Holdco. Sauer-Danfoss shall have received a true and complete copy, certified by a duly authorized senior officer of Holdco, of evidence of its authority for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

                            (c)  Evidence of Danfoss. Sauer-Danfoss shall have received a true and complete copy, certified by a duly authorized senior officer of Danfoss, of evidence of its authority for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

                            (d)  Incumbency Certificates of Holdco and Danfoss. Sauer-Danfoss shall have received certificates of a duly authorized senior officer of each of Holdco and Danfoss certifying the names and signatures of the officers of Holdco and Danfoss, respectively, authorized to sign this Agreement and the other documents to be delivered hereunder;

                            (e)  Consents and Approvals. Other than as would not individually or in the aggregate have a Material Adverse Effect, Holdco and Danfoss shall each have received, each in form and substance satisfactory to Sauer-Danfoss, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates which Sauer-Danfoss in good faith deems necessary or desirable for the consummation of the transactions contemplated by this Agreement; and

                            (f)  No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect with respect to Holdco, Danfoss, or the Danfoss Subsidiaries.

                   SECTION 7.04  Conditions to Obligations of Danfoss. The obligations of Danfoss to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                            (a)  Representations, Warranties and Covenants. The representations and warranties of Holdco and Sauer-Danfoss contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, the covenants and agreements contained in this Agreement to be complied with by Holdco or Sauer-Danfoss on or before the Closing shall have been complied with in all material respects, and Danfoss shall have received certificates of Holdco and Sauer-Danfoss to such effect signed by a duly authorized officer of each of them;

                            (b)  Evidence of Holdco. Danfoss shall have received a true and complete copy, certified by a duly authorized senior officer of Holdco, of evidence of its authority for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

                            (c)  Resolutions of Sauer-Danfoss. Danfoss shall have received a true and complete copy, certified by a duly authorized senior officer of Sauer-Danfoss, of the resolutions duly and validly adopted by the Board of Directors of Sauer-Danfoss evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

                            (d)  Incumbency Certificates of Holdco and Sauer-Danfoss. Danfoss shall have received certificates of a duly authorized senior officer of each of Holdco and Sauer-Danfoss certifying the names and signatures of the officers of Holdco and Sauer-Danfoss, respectively, authorized to sign this Agreement and the other documents to be delivered hereunder;

                            (e)  Consents and Approvals. Other than as would not individually or in the aggregate have a Material Adverse Effect, Holdco and Sauer-Danfoss shall each have received, each in form and substance satisfactory to Danfoss, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates which Danfoss in good faith deems necessary or desirable for the consummation of the transactions contemplated by this Agreement; and

                            (f)  No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect with respect to Holdco or Sauer-Danfoss.

                            (g)  Distribution Agreement. Sauer-Danfoss and the Danfoss Subsidiary in New Zealand shall deliver fully executed counterparts of the Distribution Agreement.

ARTICLE VIII

INDEMNIFICATION

                   SECTION 8.01  Survival of Representations and Warranties. The representations and warranties of Sauer-Danfoss, Danfoss, and Holdco contained in this Agreement, and the representations and warranties of the Sauer-Danfoss Subsidiaries and the Danfoss Subsidiaries contained in the Purchase Agreements, and all statements contained in this Agreement and the Purchase Agreements, the Exhibits to this Agreement and the Purchase Agreements, the Schedules to this Agreement and the Purchase Agreements, and any certificate or report or other document delivered pursuant to this Agreement or the Purchase Agreements or in connection with the transactions contemplated by this Agreement or the Purchase Agreements (collectively, the "Acquisition Documents"), shall survive the Closing until June 3, 2003. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties (a) by a Danfoss Indemnified Party to Danfoss, (b)  by a Sauer-Danfoss Indemnified Party to Sauer-Danfoss, or (c) by a Holdco Indemnified Party to Holdco, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

                   SECTION 8.02  Indemnification.

                            (a)  Other than claims for indemnification related to a Danfoss Indemnified Loss arising out of or resulting from a breach of Section 4.16 hereof (for which an indemnification hereunder may be sought by a Danfoss Indemnified Party until the close of business on the 120th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question giving effect to any waiver, mitigation or extension thereof, until June 3, 2003, and not thereafter, any Danfoss Indemnified Party shall be indemnified and held harmless by Danfoss from any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys and consultants fees and expenses) actually suffered or incurred by such Danfoss Indemnified Party (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Danfoss Indemnified Loss"), arising out of or resulting from:

    i)        the breach of any representation or warranty made by Danfoss or any of the Danfoss Subsidiaries contained in the Acquisition Documents;

    ii)        the breach of any covenant or agreement by Danfoss or any of the Danfoss Subsidiaries contained in the Acquisition Documents;

    iii)        Liabilities of Danfoss or any Danfoss Subsidiary, whether arising before or after the Closing Date, arising from or related to the ownership or actions or inactions of Danfoss or any Danfoss Subsidiary or the conduct of their respective businesses prior to the Closing;

    iv)        any Liabilities arising out of, or in connection with, any of the items excluded from purchase, acquisition, or assumption by the Sauer-Danfoss Subsidiaries pursuant to the last two sentences of Section 2.01 of this Agreement and Section 1.3 of each Purchase Agreement;

    v)        any and all Danfoss Indemnified Losses suffered or incurred by such Danfoss Indemnified Party by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of Danfoss or any Danfoss Subsidiary occurring or existing prior to the Closing; or

    vi)        the breach of any representation or warranty contained in Section 5, subsection 2 of each Purchase Agreement, in which case, notwithstanding any other provisions of this ARTICLE VIII, any Danfoss Indemnified Party shall be indemnified and held harmless by Danfoss from any and all Danfoss Indemnified Losses, including, but not limited to any claims by any employee or former employee of any Danfoss Subsidiary not listed in Exhibit 3 of any Purchase Agreement, immediately upon first written demand by such Danfoss Indemnified Party;

provided, however, that all such Danfoss Indemnified Losses suffered or incurred under Section 8.02(a)(i), (iii) and (iv), when added to Danfoss Indemnified Losses under the provisions of the Stock Exchange Agreement, must be, in the aggregate, in excess of $5.0 million, and the Stock Exchange Agreement is hereby deemed amended accordingly.

                            (b)  Any Sauer-Danfoss Indemnified Party shall be indemnified and held harmless by Sauer-Danfoss from any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys and consultants fees and expenses) actually suffered or incurred by such Sauer-Danfoss Indemnified Party (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Sauer-Danfoss Indemnified Loss"), arising out of or resulting from:

    i)        the breach of any representation or warranty made by Sauer-Danfoss or any of the Sauer-Danfoss Subsidiaries contained in the Acquisition Documents;

    ii)        the breach of any covenant or agreement by Sauer-Danfoss or any of the Sauer-Danfoss Subsidiaries contained in the Acquisition Documents;

    iii)        Liabilities of Sauer-Danfoss or any Sauer-Danfoss Subsidiary, whether arising from or related to the ownership or actions or inactions of Sauer-Danfoss or any Sauer-Danfoss Subsidiary or the conduct of their respective businesses prior to the Closing; or

    iv)        any and all Sauer-Danfoss Indemnified Losses suffered or incurred by a Sauer-Danfoss Indemnified Party by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of Sauer-Danfoss or any Sauer-Danfoss Subsidiary occurring or existing prior to the Closing;

provided, however, that all such Sauer-Danfoss Indemnified Losses suffered or incurred under Section 8.02(b)(i), (iii) and (iv), when added to Murmann Indemnified Losses under the Stock Exchange Agreement, must be, in the aggregate, in excess of $5.0 million, and the Stock Exchange Agreement is hereby deemed amended accordingly.

                            (c)  Any Holdco Indemnified Party shall be indemnified and held harmless by Holdco from any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys and consultants fees and expenses) actually suffered or incurred by such Holdco Indemnified Party (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Holdco Indemnified Loss"), arising out of or resulting from:

    i)        the breach of any representation or warranty made by Holdco contained in the Acquisition Documents;

    ii)        the breach of any covenant or agreement by Holdco contained in the Acquisition Documents;

    iii)        Liabilities of Holdco, whether arising from or related to the ownership or actions or inactions of Holdco or the conduct of its business prior to the Closing; or

    iv)        any and all Holdco Indemnified Losses suffered or incurred by a Holdco Indemnified Party by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of Holdco occurring or existing prior to the Closing;

provided, however, that all such Holdco Indemnified Losses suffered or incurred under Section 8.02(c)(i), (iii) and (iv) must be, in the aggregate, in excess of $5.0 million.

                            (d)  To the extent that the undertakings of Danfoss, Sauer-Danfoss, and Holdco set forth in this Section 8.02 may be unenforceable, Danfoss, Sauer-Danfoss, or Holdco, as the case may be, shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Danfoss Indemnified Losses incurred by Danfoss Indemnified Parties, Sauer-Danfoss Indemnified Losses incurred by Sauer-Danfoss Indemnified Parties, or Holdco Indemnified Losses incurred by Holdco Indemnified Parties.

                            (e)  A Sauer-Danfoss Indemnified Party shall give to Sauer-Danfoss, a Holdco Indemnified Party shall give to Holdco, and a Danfoss Indemnified Party shall give to Danfoss notice of any matter which a Sauer-Danfoss Indemnified Party, a Holdco Indemnified Party, or a Danfoss Indemnified Party as the case may be, has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Sauer-Danfoss Indemnified Loss, the Holdco Indemnified Loss, or the Danfoss Indemnified Loss, as the case may be, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of Sauer-Danfoss, Holdco, or Danfoss, as the case may be, under this Article VIII with respect to Sauer-Danfoss Indemnified Losses, Holdco Indemnified Losses, and Danfoss Indemnified Losses, as the case may be, arising from claims of any third party which are subject to the indemnification provided for in this Article VIII ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if a Sauer-Danfoss Indemnified Party, a Holdco Indemnified Party, or a Danfoss Indemnified Party, as the case may be, shall receive notice of any Third Party Claim, the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, shall give Sauer-Danfoss, Holdco, or Danfoss, as the case may be, notice of such Third Party Claim within 30 days of the receipt of such notice of Third Party Claim; provided, however, that the failure to provide such notice shall not release Sauer-Danfoss, Holdco, or Danfoss, as the case may be, from any of its obligations under this Article VIII except to the extent Sauer-Danfoss, Holdco, or Danfoss, as the case may be, is materially prejudiced by such failure and shall not relieve Sauer-Danfoss, Holdco, or Danfoss, as the case may be, from any other obligation or Liability that it may have to any Sauer-Danfoss Indemnified Party, any Holdco Indemnified Party, or any Danfoss Indemnified Party, as the case may be, otherwise than under this Article VIII. If Sauer-Danfoss, Holdco, or Danfoss, as the case may be, acknowledges in writing its obligation to indemnify the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, hereunder against any Losses that may result from such Third Party Claim, then Sauer-Danfoss, Holdco, or Danfoss, as the case may be, shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, within ten calendar days of the receipt of such notice from the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, in its sole and absolute discretion, for the same counsel to represent both the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, then the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, shall be entitled to retain its own counsel, in each jurisdiction for which the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, determines counsel is required, at the expense of Sauer-Danfoss, Holdco, or Danfoss, as the case may be. In the event Sauer-Danfoss, Holdco, or Danfoss, as the case may be, exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, shall cooperate with Sauer-Danfoss, Holdco, or Danfoss, as the case may be, in such defense and make available to Sauer-Danfoss, Holdco, or Danfoss, as the case may be, at Sauer-Danfoss, Holdcos, or Danfoss, as the case may be, expense, all witnesses, pertinent records, materials and information in the Sauer-Danfoss Indemnified Partys, the Holdco Indemnified Partys, or the Danfoss Indemnified Partys, as the case may be, possession or under the Sauer-Danfoss Indemnified Partys, the Holdco Indemnified Partys, or the Danfoss Indemnified Partys, as the case may be, control relating thereto as is reasonably required by Sauer-Danfoss, Holdco, or Danfoss, as the case may be. Similarly, in the event the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, is, directly or indirectly, conducting the defense against any such Third Party Claim, Sauer-Danfoss, Holdco, or Danfoss, as the case may be, shall cooperate with the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, in such defense and make available to the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be, at Sauer-Danfoss, Holdcos, or Danfoss, as the case may be, expense, all such witnesses, records, materials and information in Sauer-Danfoss, Holdcos, or Danfoss, as the case may be, possession or under Sauer-Danfoss, Holdcos, or Danfoss, as the case may be, control relating thereto as is reasonably required by the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be. No such Third Party Claim may be settled by Sauer-Danfoss, Holdco, or Danfoss, as the case may be, without the prior written consent of the Sauer-Danfoss Indemnified Party, the Holdco Indemnified Party, or the Danfoss Indemnified Party, as the case may be.

                   SECTION 8.03  Limits on Indemnification. Anything to the contrary contained in this Agreement notwithstanding, the maximum amount of indemnifiable (a) Danfoss Indemnified Losses which may be recovered from Danfoss, arising out of or resulting from the causes enumerated in Section 8.02 shall be, in the aggregate, when added to any Sauer Losses which may be recovered from Danfoss under the Stock Exchange Agreement, and any amounts payable by Danfoss pursuant to the indemnification provisions of the Purchase Agreements, an amount equal to $50.0 million, and the Stock Exchange Agreement is hereby deemed amended accordingly; (b) Sauer-Danfoss Indemnified Losses which may be recovered from Sauer-Danfoss by Danfoss arising out of or resulting from the causes enumerated in Section 8.02 shall be an amount equal to the product of the amount of any Sauer-Danfoss Indemnified Losses multiplied by .2821, with the amount of all such Sauer-Danfoss Indemnified Losses not to exceed, in the aggregate, when added to the product of any Danfoss Losses which may be recovered from Murmann under the Stock Exchange Agreement multiplied by .2821, $50.0 million, and the Stock Exchange Agreement is hereby deemed amended accordingly; and (c)  Holdco Indemnified Losses which may be recovered from Holdco arising out of or resulting from the causes enumerated in Section 8.02 shall be, in the aggregate, an amount equal to $50.0 million.

                   SECTION 8.04  Exclusive Remedy. The sole remedy for breaches of representation, warranties or covenants under this Agreement shall be indemnification under this Article VIII. None of Danfoss, Holdco, or Sauer-Danfoss shall be required to indemnify regarding the same claim more than once.

ARTICLE IX

TERMINATION AND WAIVER

                   SECTION 9.01  Termination. This Agreement may be terminated:

                            (a)  by Sauer-Danfoss at any time prior to the Closing if, between the date hereof and the time scheduled for the Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect with respect to Holdco, Danfoss, or the Danfoss Subsidiaries, taken as a whole, (ii) any representation or warranty of Holdco or Danfoss contained in this Agreement, or any representation or warranty of any Danfoss Subsidiary contained in the Purchase Agreements, shall not have been true and correct when made such that the condition set forth in Section 7.03(a) would not be satisfied, (iii) Holdco or Danfoss shall not have complied with any covenant or agreement to be complied with by either and contained in this Agreement, or any of the Danfoss Subsidiaries shall not have complied with any covenant or agreement to be complied with by them contained in the Purchase Agreements, such that the condition set forth in Section 7.03(a) would not be satisfied, or (iv) Holdco, Danfoss, or any Danfoss Subsidiary makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against Holdco, Danfoss or any Danfoss Subsidiary seeking to adjudicate any of them a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization; provided, however, that Holdco and Danfoss shall have a period of 30 calendar days to cure any defect under subclauses (i), (ii) and (iii) of this Section 9.01(a) commencing on the day after the date on which Holdco or Danfoss, as the case may be, receives notice from Sauer-Danfoss of Sauer-Danfoss intent to terminate; or

                            (b)  by Holdco at any time prior to the Closing if, between the date hereof and the time scheduled for the Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect with respect to Sauer-Danfoss or the Danfoss Subsidiaries, taken as a whole, (ii) any representation or warranty of Sauer-Danfoss or Danfoss contained in this Agreement, or any representation or warranty of any of the Danfoss Subsidiaries or the Sauer-Danfoss Subsidiaries contained in the Purchase Agreements, shall not have been true and correct when made such that the condition set forth in Section 7.02(a) would not be satisfied, (iii) Sauer-Danfoss or Danfoss shall not have complied with any covenant or agreement to be complied with by it and contained in this Agreement, or any of the Danfoss Subsidiaries or the Sauer-Danfoss Subsidiaries shall not have complied with any covenant or agreement to be complied with by them and contained in the Purchase Agreements, such that the condition set forth in Section 7.02(a) would not be satisfied or (iv) Sauer-Danfoss, any Sauer-Danfoss Subsidiary, Danfoss, or any Danfoss Subsidiary makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against Sauer-Danfoss, and Sauer-Danfoss Subsidiary, Danfoss, or any Danfoss Subsidiary seeking to adjudicate any of them a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization; provided, however, that Sauer-Danfoss and Danfoss shall have a period of 30 calendar days to cure any defect under subclause (i), (ii) and (iii) of this Section 9.01(b) commencing on the day after the date on which Sauer-Danfoss or Danfoss, as the case may be, receives notice from Holdco of Holdcos intent to terminate; or

                            (c)  by Danfoss at any time prior to the Closing if, between the date hereof and the time scheduled for the Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect with respect to the Holdco, Sauer-Danfoss, or the Danfoss Subsidiaries, taken as a whole, (ii) any representation or warranty of Holdco or Sauer-Danfoss contained in this Agreement, or any representation or warranty of any Sauer-Danfoss Subsidiary contained in the Purchase Agreements, shall not have been true and correct when made such that the condition set forth in Section 7.04(a) would not be satisfied, (iii) Holdco or Sauer-Danfoss shall not have complied with any covenant or agreement to be complied with by either and contained in this Agreement, or any of the Sauer-Danfoss Subsidiaries shall not have complied with any covenant or agreement to be complied with by them and contained in the Purchase Agreements, such that the condition set forth in Section 7.04(a) would not be satisfied, or (iv) Holdco, Sauer-Danfoss, or any Sauer-Danfoss Subsidiary makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against Holdco, Sauer-Danfoss, or any Sauer-Danfoss Subsidiary seeking to adjudicate any of them a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization; provided, however, that Holdco and Sauer-Danfoss shall have a period of 30 calendar days to cure any defect under subclauses (i), (ii) and (iii) of this Section 9.01(a) commencing on the day after the date on which Holdco or Sauer-Danfoss, as the case may be, receives notice from Danfoss of Danfoss intent to terminate; or

                            (d)  by Holdco, Danfoss, or Sauer-Danfoss at any time prior to the Closing if the Closing shall not have occurred by March 31, 2001; provided, however, that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

                            (e)  by Sauer-Danfoss, Danfoss, or Holdco at any time prior to the Closing in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

                            (f)  by the unanimous written consent of Holdco, Danfoss, and Sauer-Danfoss at any time prior to the Closing.

                   SECTION 9.02  Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Sections 6.03 and 10.01 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement.

                   SECTION 9.03  Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of another party, (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of another party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE X

GENERAL PROVISIONS

                   SECTION 10.01  Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

                   SECTION 10.02  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)    if to Holdco:

Danfoss Murmann Holding A/S
DK 6430
Nordborg
Denmark
Telecopy:  45-7488-5995
Attention:  Ole Steen Andersen and Nicola Keim

and

Danfoss A/S
DK 6430
Nordborg
Denmark
Telecopy:  45-7449-0949
Attention:  J. Bo Jorgensen

and

Sauer Holding GmbH
Krokamp 35
24539 Neumünster
Germany
Telecopy:  49-4321-871-121
Attention:  Dr. Klaus H. Murmann

and

Grüter
Rechtsanwälte und Notare
Angerstraße 14-16
47051 Duisburg
Telecopy: 49-203-343331
Attention:  Dr. Erich Grüter

(b)    if to Sauer-Danfoss:

Sauer-Danfoss Inc.
2800 East 13th Street
Ames, IA 50010
Telecopy:  (515) 956-5364
Attention:  Kenneth D. McCuskey

with copies to:

Sauer-Danfoss (Neumünster) GmbH & Co. OHG
Krokamp 35
24539 Neumünster
Germany
Telecopy: 49-4321-871-121
Attention: Dr. Klaus H. Murmann and John Langrick

and

Spencer Fane Britt & Browne LLP
1000 Walnut Street
Suite 1400
Kansas City, Missouri 64106
Telecopy:  (816) 474-3216
Attention:  James W. Kapp, Esq.

(c)    if to Danfoss A/S:

Danfoss A/S
DK 6430
Nordborg
Denmark
Telecopy:  45-7488-5995
Attention:  Ole Steen Andersen

and

Danfoss A/S
DK 6430
Nordborg
Denmark
Telecopy:  45-7449-0949
Attention:  J. Bo Jørgensen

and

Haight Gardner Holland & Knight,
A law office of Holland & Knight LLP
195 Broadway
New York, NY 10007
Telecopy: 212-385-9010
Attention: Oliver Edwards

                   SECTION 10.03  Public Announcements. Except as required by any applicable Law or regulation or stock exchange rule or by legal process, in which case, the disclosing party shall use its best efforts to provide prior notification to the other party, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

                   SECTION 10.04  Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                   SECTION 10.05  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                   SECTION 10.06  Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between Holdco, Danfoss, and Sauer-Danfoss with respect to the subject matter hereof.

                   SECTION 10.07  Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of Holdco, Danfoss, and Sauer-Danfoss (which consent may be granted or withheld in the sole discretion of Holdco, Danfoss, or Sauer-Danfoss).

                   SECTION 10.08  No Third Party Beneficiaries. Except for the provisions of Article VIII relating to Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                   SECTION 10.09  Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Holdco, Danfoss, and Sauer-Danfoss or (b) by a waiver in accordance with Section 9.03.

                   SECTION 10.10  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to contracts executed in and to be performed entirely within that state.

                   SECTION 10.11  Arbitration. The parties to this Agreement shall endeavor to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith. Should those attempts fail, all disputes between the parties to this Agreement arising out of or in connection with this Agreement, including, without limitation, disputes concerning the validity of this Agreement, shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said Rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English. The jurisdiction of ordinary courts shall be excluded except for the right of the parties to this Agreement to seek a preliminary injunctions or similar release and to seek execution of an arbitration award pursuant to this Section 10.11. The parties hereby agree that, notwithstanding the venue in Copenhagen and application of the Arbitration Rules of the International Chamber of Commerce, Paris, each party shall, in any arbitration proceeding, make full disclosure to the other party consistent with the United States federal court discovery procedures.

                   SECTION 10.12  Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                    IN WITNESS WHEREOF, Holdco, Danfoss, and Sauer-Danfoss have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                   DANFOSS MURMANN HOLDING A/S

By:
Name:
Title:

SAUER-DANFOSS INC.

By:
Name:
Title:

DANFOSS A/S

By:
Name:
Title:

SAUER HOLDING GMBH (f/k/a K. Murmann Verwaltungsgesellschaft mbH) signing for purposes of amending the Stock Exchange Agreement pursuant to Sections 8.02 and 8.03 of this Agreement only, and not as a party hereto in any other respect

By:
Name:
Title:

EXHIBIT A

FORM OF PURCHASE AGREEMENT

Exhibit A

PURCHASE AGREEMENT

b e t w e e n

DANFOSS

a __________ corporation - hereinafter referred to as "Seller"

a n d

SAUER-DANFOSS ,

a ___________ corporation -hereinafter referred to as "Buyer"

Preamble

Seller is a subsidiary of DANFOSS A/S, Nordborg, Denmark ("DANFOSS"). Buyer is a subsidiary of SAUER-DANFOSS INC., Ames, Iowa, USA ("SAUER-DANFOSS").

In the course of a transaction closed on May 3, 2000, DANFOSS has transferred certain Mobile Hydraulics business to SAUER-DANFOSS. Material part of the transaction is the Stock Exchange Agreement, dated January 22, 2000, as amended on July 31, 2000, between Danfoss Murmann Holding A/S ("Holdco") and SAUER-DANFOSS (the "Stock Exchange Agreement"). In Section 5.13 of the Stock Exchange Agreement, the parties agreed that, on or before December 31, 2000, SAUER-DANFOSS would acquire from DANFOSS all of the assets related to the Mobile Hydraulics business of DANFOSS conducted in the Sales Countries in a series of Asset Acquisitions. DANFOSS, SAUER-DANFOSS, Holdco and Sauer Holding GmbH have agreed upon the structure and the further details of the Asset Acquisitions in the Master Agreement dated , 2000.

Except for terms specifically defined in this Purchase Agreement, all capitalized terms used herein shall have the same meaning assigned to them in the Master Agreement.

In consideration of the premises and the mutual agreements and covenants hereinafter set forth, Seller and Buyer hereby agree as follows:

Sale and Transfer

1    Sale and Transfer. Seller agrees to sell, transfer, and assign to Buyer, and Buyer agrees to purchase, acquire, and assume from Seller, effective as of the Effective Date, the following exclusively used assets and specified liabilities of Sellers Mobile Hydraulics business (the "Transferred Assets"):

a)    all fixed assets owned by Seller on the Effective Date, which will specifically be described in Exhibit 1, attached hereto in preliminary form as Exhibit 1A, which shall not include any Danfoss trademarks licensed pursuant to Exhibit E to the Stock Exchange Agreement or any real property (the "Fixed Assets");

b)    all Inventories owned by Seller as of the Effective Date, as will be more particularly set forth in Exhibit 2 by quantity, part number, and description, attached hereto in preliminary form as Exhibit 2A (the "Transferred Inventories");

c)    the complete business know-how and good will of Seller, including customer and supplier relationships (customer lists, supplier lists, documents, discs, plans, drawings, etc.);

d)    all rights, obligations and liabilities arising from existing contracts and employment relationships of those persons employed by Seller in the Mobile Hydraulics business, all of whom are listed with their employment agreements or, in cases where no such agreements exist, the terms of their employment relationship, in Exhibit 3, which also sets forth the name and age of each employee, salary, any already paid bonus and the formula for any bonus still to be paid for the year ended December 31, 2000 as well as any additional special agreements, arrangements or conditions to be observed with respect to such employees;

e)    any warranty claims and product liability claims, and any costs or expenses arising in connection therewith (including, but not limited to, attorneys fees), arising out of or in connection with products sold by Seller after May 3, 2000; provided, however, that in connection with product liability claims, Buyer (i) shall not assume liability where the injury or damage is found to have been caused solely due to the negligence of Seller, and (ii) where proportionate fault is found, shall not assume liability for the percentage of fault found to be attributable to the negligence of Seller.

f)    all contracts, purchase orders, sales orders and other obligations which will be expressly described in, and copies of which will be attached to, Exhibit 4 (as defined in the Master Agreement, the "Danfoss Subsidiary Material Contracts"), including any rights, obligations, or liabilities thereunder and also including such purchase orders and sales orders entered into by the Seller in the ordinary course of business in the time period between the execution of this Purchase Agreement and the Effective Date;

g)    all permits and licenses, to the extent they are transferable, issued to Seller and described in Exhibit 5;

h)    all business documents belonging to the Mobile Hydraulics business of Seller, or copies thereof, if such documents belong to other operations of Seller as well, or, if it is not possible to obtain copies, Seller shall make the information in such business documents available to Buyer, and

i)    special liabilities as listed in Exhibit 6

The transfer and assignment of the Transferred Assets shall be subject to the complete payment of the Purchase Price by Buyer to Seller pursuant to Section 4 subsection 1 below.

[Note: additional language might be necessary to add if the law of a specific Sales Country requires particular legal actions to perform the transfer and assignment of the Sold Assets, e.g. with regard to pension commitments.]

2.    Delivery of Exhibits 1 and 2. At Closing, i.e. on January 4, 2001, Seller shall deliver to Buyer Exhibits 1 and 2. Such Exhibits shall be subject to review and approval by Buyer, which approval shall not be unreasonably withheld. Buyer shall deliver notice of its approval or rejection of such Exhibits no later than February 28, 2001.

3.    Excluded Assets. Except as specifically described in Section 1, subsection 1, Seller shall not sell, transfer, or assign, and Buyer shall not purchase, acquire, or assume, any liability or responsibility with respect to, and Buyer shall have no obligation to assume, perform, or discharge any contract, product warranty, Liability, Debt, or obligation of any kind of Sellers Mobile Hydraulics business. In particular and as more fully described in Section 2.01 of the Master Agreement, Buyer shall not acquire the A/R, nor shall it assume the Net NIBD or the IBD of Seller.

Additional Agreements

1.    Material Contracts. Buyer shall, as of the Effective Date, enter into all Danfoss Subsidiary Material Contracts. For this purpose, Seller shall give prompt notice to any relevant third party and use its best efforts to obtain such third partys consent to the transfer of the Danfoss Subsidiary Material Contracts to Buyer. If such consent cannot be achieved, Seller shall assign all rights, obligations and liabilities under the Danfoss Subsidiary Material Contracts to Buyer with effect between Buyer and Seller or, if not possible, continue the contractual relationship in trust for and in the name and for the benefit and for the risk of Buyer.

2.    Employment. Seller will request, and shall use its reasonable business efforts to cause, the employees listed in Exhibit 3 to agree to the transfer of their employment to Buyer on the same terms as described in Exhibit 3 and to waive their rights to object to such transfer.

3.    Conduct in the Ordinary Course. Between the date of this Agreement and the Closing Date, Seller will:

a)    conduct Sellers Mobile Hydraulics business only in the ordinary course of business;

b)    use its best efforts to preserve intact Sellers current Mobile Hydraulics business organization, keep available the services of the current officers, employees, and agents of Sellers Mobile Hydraulics business, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with Sellers Mobile Hydraulics business;

c)    confer with Buyer concerning Mobile Hydraulics operational matters of a material nature; and

d)    permit no changes with respect to the Transferred Assets to occur outside the ordinary course of business.

[Note: additional language might be necessary to add if the law of a specific Sales Country requires particular legal actions to perform the transfer and assignment of the Sold Assets. Additional language will also be necessary in case the payment of any transfer or other taxes imposed by any governmental authority will be the consequence of the consummation of the transactions contemplated by the Purchase Agreement.]

Cash Compensation for the A/R and the Net NIBD

1.    Preliminary Cash Compensation. On the Closing Date, Buyer shall pay to Seller or Seller shall pay to Buyer, as the case may be, the preliminary Cash Compensation calculated in accordance with Sections 2.06 and 2.08(a)(iii) of the Master Agreement on the basis of the Preliminary Danfoss Subsidiary Balance Sheet applicable to Seller.

2.    Post-Closing Adjustments to Cash Compensation. No later than ten (10) business days following approval of the Danfoss Subsidiary Balance Sheets and the Aggregate Balance Sheet pursuant to Section 2.03(b) of the Master Agreement, to the extent that the amount of the Cash Compensation finally determined pursuant to Section 2.06 of the Master Agreement differs from the amount paid pursuant to subsection 1 above, Buyer or Seller, as the case may be, shall make any necessary adjusting Cash Compensation payments to Seller or Buyer.

Purchase Price

1.    Preliminary Payment. On the Closing Date, Buyer shall pay to Seller the portion of the Purchase Price allocated to Seller in accordance with Sections 2.05 and 2.08(a)(ii) of the Master Agreement on the basis of the Preliminary Aggregate Balance Sheet and the Preliminary Danfoss Subsidiary Balance Sheet applicable to Seller.

2.    Post-Closing Adjustments to Purchase Price. No later than ten (10) business days following approval of the Danfoss Subsidiary Balance Sheets and the Aggregate Balance Sheet, to the extent that the portion of the Purchase Price allocated to Seller in accordance with Sections 2.05 and 2.08(b)(i) of the Master Agreement is greater than the amount paid from Buyer to Seller pursuant to subsection 1 above, Buyer shall pay to Seller the difference between the portion of the Purchase Price finally allocated to Seller and the amount paid to Seller pursuant to subsection 1 above. To the extent that the portion of the Purchase Price allocated to Seller in accordance with Sections 2.05 and 2.08(b)(i) of the Master Agreement is less than the amount paid from Buyer to Seller pursuant to subsection 1 above, Seller shall pay to Buyer the difference between the amount paid pursuant to subsection 1 above and the portion of the Purchase Price finally allocated to Seller.

3.    Set Off. In case Buyer is entitled to collect the Cash Compensation according to either subsection of Section 3 above, Buyer shall have the right to set off such amount against the portion of the Purchase Price payable pursuant to subsection 1 or subsection 2 of this Section, as the case may be.

Representations and Warranties

In addition to the Representations and Warranties set forth in Article IV of the Master Agreement as they apply to Seller, Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

1.    Title to Assets. Except as set forth in the Danfoss Disclosure Schedule delivered pursuant to the Master Agreement, Seller owns and has all necessary power and authority to convey to Buyer all the Transferred Assets free and clear of all Encumbrances. All Transferred Assets, including but not limited to raw and working materials, are in good and marketable condition and fulfill their purpose satisfactorily, ordinary wear and tear excepted. The Transferred Assets include all the assets in the listed asset categories in Section 1, subsection 1 necessary to carry on the Mobile Hydraulics business as it was conducted by Seller prior to the date of this Agreement , except for assets which are jointly used by Mobile Hydraulics and non-Mobile Hydraulics sections of Seller, which are not included in the Transferred Assets.

2.    Employee Matters. The list of employees attached as Exhibit 3 is correct and complete in all material respects and correctly and completely describes all material conditions of the employment agreements and employment relationships with such employees. Exhibit 3 includes correct and complete copies of every agreement related to the employment of any person employed by Seller in the Mobile Hydraulics business who has a written employment agreement. Except for cases of minor significance and obligations under local law, there are no additional obligations with respect to such employees not reflected in Exhibit 3. There are no other employees working exclusively or to a reasonable extent (meaning more than 50 % of the working hours) for the Mobile Hydraulics business division of Seller, nor is any other employee of Seller, whether actually employed by Seller or not, entitled to assert claims against Buyer arising out of or in connection with this Purchase Agreement.

3.    Permits and Licenses. Exhibit 7 describes all permits and licenses necessary to conduct the Mobile Hydraulics business of Seller as such business was conducted by Seller prior to the Closing Date.

4.    Survival. The representations and warranties set forth in this section 5 shall survive until June 3, 2003, and any claims for indemnification in connection therewith must be brought under the Master Agreement.

[Note: Further special representations and language might be required in a specific Sales Country due to the outcome of the due diligence or due to the legal situation in a specific Sales Country.]

Indemnification

Indemnity

Indemnity. Indemnities hereunder are provided for, both as to substance and limitation on amount, in the Master Agreement.

[Note: Further special indemnification obligations might be required in a specific Sales Country due to the outcome of the due diligence or due to the legal situation in a specific Sales Country.]

Applicable Law

This Purchase Agreement and all legal relationships between the parties arising out of this Purchase Agreement shall be governed by the laws of the country of Sellers jurisdiction. The Convention on the International Sale of Goods shall not apply.

Arbitration

The parties to this Agreement shall endeavor to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith. Should those attempts fail, all disputes between the parties to this Agreement arising out of or in connection with this Agreement, including, without limitation, disputes concerning the validity of this Agreement, shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said Rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English. The jurisdiction of ordinary courts shall be excluded except for the right of the parties to this Agreement to seek a preliminary injunctions or similar release and to seek execution of an arbitration award pursuant to this Section 8. The parties hereby agree that, notwithstanding the venue in Copenhagen and application of the Arbitration Rules of the International Chamber of Commerce, Paris, each party shall, in any arbitration proceeding, make full disclosure to the other party consistent with the United States federal court discovery procedures.

Final Provisions

1.    Exhibits. All Exhibits referred to in this Purchase Agreement form an integral part of the Purchase Agreement. Changes and amendments of this Purchase Agreement are to be in writing, unless the notarial form is required. This also applies to the change of this provision. This Purchase Agreement contains all arrangements between the parties on the subject matter.

2.    Severability. In the event that any provision hereof is or becomes invalid for any reason, the remainder of the Purchase Agreement shall not be affected. Instead of such provision, the valid provision shall be agreed upon, which the parties would have chosen, knowing the invalidity in order to reach an economic solution of the provision to the widest extent possible.

SAUER                                                              SAUER-DANFOSS

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